TECHNICAL REPORT GM06 43-101

GEOLOGIC REPORT
ON THE
GRANITE MOUNTAIN PROPERTY,
KOYUK MINING DISTRICT,
CANDLE B-5 AND C-5 QUADRANGLES,
WEST-CENTRAL ALASKA

prepared for

Linux Gold Corp.
#240-11780 Hammersmith Way
Richmond, British Columbia V7A 5E9
Canada

prepared by

David D. Adams
B.S., M.S., CPG - AIPG # 7586
Spectrum Resources Inc.
PO Box 81598
Fairbanks, Alaska 99708

March 20, 2007

Item 2: Table of Contents

LIST OF FIGURES

Figure 1: Location map for the Granite Mountain project, Alaska.
Figure 2: Claim location map for the Granite Mountain project, Alaska.
Figure 3: Regional geologic map of the western Koyukuk Basin and Seward Peninsula, Alaska.
Figure 4: Geologic map of the Granite Mountain project area, Alaska.
Figure 5: Trachytic monzonite porphyry in drill core from drill hole KW0601, Gossan prospect.
Figure 6: Regional aeromagnetic survey of the southwestern Candle quadrangle, Alaska.
Figure 7: Deposit model for the Granite Mountain project.
Figure 8: Aerial view of the Saddle prospect.
Figure 9: Geologic map of the Saddle and Gusty prospect areas.
Figure 10: Galena-bearing gossan at the Saddle prospect.
Figure 11: Geologic map of the Gossan prospect area.
Figure 12: Sulfide-rich veins in drill core at 462ft, drill hole KW0601, Gossan prospect.
Figure 13: Sulfide-rich veins in drill core at 89ft, drill hole KW0602, Gusty prospect.
Figure 14: Geologic map of the Peace River prospect area.
Figure 15: Oxidized, mineralized shear zone outcrop at the Nortz prospect in Quartz Creek.
Figure 16: Soil sampling on Gossan grid.
Figure 17: Ground magnetic surveys completed during 2006 on the Granite Mountain project.
Figure 18: Siatech 45 drill rig on drill hole KW0601 at the Gossan prospect.
Figure 19: Drill section A-A’ for drill holes KW0601 and KW0604, Gossan prospect.
Figure 20: Drill section B-B’ for drill hole KW0602, Gusty prospect.
Figure 21: Drill section C-C’ for drill hole KW0603, Saddle prospect.

LIST OF TABLES

Table 1: Significant rock and soil sample assays from the Saddle prospect.
Table 2: Significant rock and soil sample assays from the Gossan prospect.
Table 3: Significant rock and soil sample assays from the Gusty prospect.
Table 4: Significant rock and soil sample assays from the Peace River prospect.
Table 5: Diamond drill holes completed during 2006 on the Granite Mountain project.
Table 6: Summary of drill core recovery and rock quality for the 2006 drilling.
Table 7: Mineralized drill intercepts for drill hole KW0601, Gossan prospect.
Table 8: Mineralized drill intercepts for drill hole KW0604, Gossan prospect.
Table 9: Mineralized drill intercepts for drill hole KW0602, Gusty prospect.
Table 10: Mineralized drill intercepts for drill hole KW0603, Saddle prospect.

LIST OF APPENDICES

Appendix 1: List and legal description of Granite Mountain project mining claims.

Item 3: Summary

The Granite Mountain property is located in western Alaska, approximately 240 km (150 mi) east of Nome, Alaska, on the extreme eastern edge of the Seward Peninsula (Figure 1). This mineral property (herein “the Property”) consists of 276 quarter-section State of Alaska mining claims fully owned by Linux Gold Corp. (Figure 2; Appendix 1). All of these claims are in good standing at the time of this writing. Most of the work on the property has focused on four prospects, including the Saddle, Gossan, Gusty and Peace River prospects (Figure 2).

The Saddle prospect is located within the “K” claim block and on the divide between the headwaters of the Kiwalik River and the headwaters of south fork of Quartz Creek (Figure 2). The Gossan prospect is located within the “K” claim block and on the south end of Gossan Ridge, just east of where the Kiwalik River makes a sharp bend to the north (Figure 2). The Gusty prospect is located within the “K” claim block and on the west bank of the upper Kiwalik River, approximately 3.2km north of the Gossan prospect (Figure 2). The Peace River prospect is located within the “PR” claim block and on the north bank of the uppermost Peace River (Figure 2).

The Saddle, Gossan and Gusty prospects occur along a north-northwest trend of polymetallic (Pb-Zn-Sb-Cu-Mo-Ag-Au-Sn-W) mineralization known as the “Kiwalik trend”. Mineralization at these prospects is thought to be related to emplacement of the Quartz Creek quartz monzonite pluton. The Peace River prospect is characterized by slightly different polymetallic (Mo-Pb-Cu-Th-U-W) mineralization, and is thought to be related to emplacement of a syenite phase of the Granite Mountain pluton. Evidence from both areas suggests affinities with sub-volcanic porphyry systems which produced local pluton-hosted, disseminated mineralization, proximal mineralized breccias, and distal vein deposits. Limited mineralogical evidence exists for locally developed high sulfidation epithermal mineralization.

Outcrop on the Property is poor, so exploration has largely focused on grid-based soil sampling and rock sampling where possible. Results of this sampling provided the impetus to complete four exploratory diamond core drill holes on the Property during 2006. These included 2 holes at the Gossan prospect, 1 hole at the Gusty prospect and 1 hole at the Saddle prospect. The drill samples returned local modest to strong Pb, Zn, Sb, Mo and Cu values, as well as some local weakly anomalous Ag, Sn,W, Bi and Au values.

Further exploration on the property is recommended to be conducted in two phases, including a first phase consisting of further surface sampling, additional geophysical surveys, and trenching, followed by a second phase (contingent on successful results), consisting of a six drill hole, 1,097m (3,600ft) diamond drill program.

Item 4: Introduction

I was requested by John Robertson, President of Linux Gold Corp. (LGC), to review all relevant data and prepare a technical report on the Granite Mountain property (herein “the Report”) conforming to the standards set out in National Instrument 43-101. LGC owns 100 % interest in the property. Metallogeny, Inc. (MI), Precision Graphics (PG), DLM Unlimited, Inc (DLM), Robert B. Murray, and Spectrum Resources Inc. (SRI) provided geologic consulting, including field sampling and mapping and data compilation. I have relied primarily upon information and data collected by agents for LGC during the 2005 and 2006 field seasons. Additional data was gleaned from reports in the public domain by the U.S. Geological Survey (USGS), the Alaska Division of Geological and Geophysical Surveys (ADGGS), the U.S. Bureau of Mines (USBM), other governmental agencies, and academic institutions.

I conducted field work on this property in early August 2006, and have conducted field work in other parts of the Seward Peninsula in recent years. I have reviewed the information and data available, and have selected for inclusion in this report the most pertinent and relevant information and data on the Property. I briefly reviewed stream sediment and pan concentrate data collected on the project in 2005 (Murray, 2006) and determined it was not critical for this evaluation.

Rock, soil and drill analytical results are summarized from a compilation of selected element geochemical results for the 2005-2006 field programs on the Property (Adams, 2007). This compilation includes thematic geochemical maps for rock and soil samples, as well as drill logs and ground magnetic survey profiles, all of which were useful in the preparation of this Report. The selected elements referred to in this Report are Au, Ag, As, Ba, Bi, Cu, Mo, Pb, Sb, Sn, Th, U, W, and Zn.

Terms of Reference

All dollar figures provided herein for work programs and claim management are in US$ currency (US$1.00 = C$1.15) . For purposes of this report, “gpt” will refer to grams per metric tonne, “ppb” will refer to parts per billion and “ppm” will refer to parts per million. “Tons” will refer to short tons and “tonnes” will refer to metric tonnes. Linear units are in “mm” (millimeters), “cm” (centimeters), “m” (meters), “km” (kilometers), “ft” (feet), or “mi” (miles). “REE” is an acronym for rare earth elements. The term “grab sample” used herein is equivalent to the term “select sample” used in other regions.

Item 5: Reliance on Other Experts

I have completed this Report in accordance with the methodology and format outlined in National Instrument 43-101, companion policy NI43-101CP and Form 43-101F1. This Report is directed solely for the development and presentation of data with recommendations to allow LGC and current or potential partners to reach informed decisions.

The geological information, interpretation, conclusions and recommendations contained herein are based on a review of digital and hard copy data and information supplied to me by LGC, field observations and data collected on the Property by myself and agents mentioned above in 2005 and

2006, as well as various published geological reports, and discussions with representatives from LGC who are familiar with the Property and the area in general. I have assumed that the reports and other data listed in the “References” section of this report are substantially accurate and complete. MI, PG, DLM and SRI reviewed the geochemical quality assurance/quality control data and found it to be acceptable.

I have relied on information provided by LGC regarding land tenure, underlying agreements and technical information not in the public domain, and all of these sources appear to be of sound quality. Additional data was gleaned from reports in the public domain by the U.S. Geological Survey (USGS), the Alaska Division of Geological and Geophysical Surveys (ADGGS), the U.S. Bureau of Mines (USBM), other governmental agencies, and academic institutions.

Some relevant information on the Property presented in this Report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI 43-101 definition of a Qualified Person. I have made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, I believe that these reports were written with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by LGC.

Item 6: Property Description and Location

The Property consists of 276 State of Alaska MTRSC quarter-section mining claims (160acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District (Appendix 1, Figure 2). These claims cover approximately 179sqkm (approximately 44,160acres or 17,871 hectares). The Property is located in western Alaska, at the east edge of the Seward Peninsula, approximately 240km (150mi) east-northeast of Nome, and approximately 640 km (400 mi) west of Fairbanks, in the Candle B-5 and C-5 Quadrangles, Townships 1S, 2N, and 3N, Ranges 12W, 13W, and 14W, at approximately 65.46deg North Latitude, 161.4 deg West Longitude (Figure 1). Granite Mountain is the most prominent topographic feature in the area (elev. 2,835ft). Weather Ridge, another prominent topographic feature, occupies much of the western portion of the property. Primary drainages on the property include the headwaters of the Kiwalik River and Quartz Creek (west draining), and Cub Creek (east draining). The continental divide transects the southern and eastern portions of the Property, and crosses over the summit of Granite Mountain.

The claims were staked during two campaigns: 136 claims were staked in March 2005, and an additional 140 claims were staked in August 2006. All of these claims are 100 % owned by LGC and are in good standing as of the time of this writing. The Property surrounds one in-holding consisting of four 160 acre MTRSC claims (owned by Greatland Exploration Ltd) located in upper Quartz Creek, Section 16, Township 1 N, Range 13W.

Mineral rights in this part of Alaska are administered by the State of Alaska Department of Natural Resources. Annual mining claim rents vary according to claim size and age and are due and payable by November 30th of each year. The total annual claim rent paid for 2007 was $13,600 for claims staked in 2005 (136 claims x $100/claim) and $14,000 for claims staked in 2006 (140 claims x $100), giving a total rental amount of $27,600. Annual rents of $27,600 (i.e., $100 per 160acre claim x 276 for years 2 through 5) must be paid for the period September 1, 2007 through September 1, 2008. Annual rents double in amount for years 6 through 10 (i.e., $200 per 160acre claim). The total annual labor commitment is $110,400 (i.e., $400 per 160acre claim x 276 claims); an Annual Labor Affidavit for the 2006-2007 assessment year must be timely filed. Annual amounts spent in excess of this commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims. The work completed in 2005 and 2006 is sufficient to bank forward and cover annual labor commitments at least through the 2007-2008 assessment year. At the time of this writing, all of the claims comprising the Property are in good standing.

All State of Alaska mining claims are subject to a production royalty of 3% of net income from a mining operation beginning 3.5 years following commencement of commercial production. There currently are no unusual social, political or environmental encumbrances to mining on the project. No known mineral closures exist within or adjacent to the property. None of the claims covering the Granite Mountain project have been surveyed by a registered land or mineral surveyor and there are no State or Federal laws or regulations requiring such surveying. In 2006 a multi-year APMA permit was obtained from the Alaska Department of Natural Resources Division of Mining to conduct drilling on the property. This permit is reviewed by the Corps of Engineers other governmental agencies before approval. Amendments to this permit, and additional permits, will be required for future ground-disturbing exploration activities on the property, including drilling or trenching. Other miscellaneous permits (fuel storage, etc.) may be required from the Arctic Northwest Borough.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Property is by fixed-wing aircraft or helicopter. The nearest population center is Nome, Alaska (population approximately 4,000), which lies on the southwest coast of the Seward Peninsula, approximately 240km (150mi) west-southwest of the Property (Figure 1). Nome is a modern city with a rich mining history and well-developed infrastructure for supporting exploration and mining activities. There is an international airport serviced by regional airlines on a daily basis, and several air charter services available which are capable of ferrying equipment, supplies and personnel to and from the property. Nome also has a small boat harbor and barge loading facilities. An all weather road extends from Nome to the village of Council, located approximately 130km (80mi) west of the property. Koyuk, located approximately 56km (35mi) to the south, at the mouth of the Koyuk River, is the nearest village. Buckland, another small village, is located approximately 48km (30mi) to the north, on the Buckland River near its mouth.

Several winter trails extend towards the Property from Koyuk, Council and Kiwalik Lagoon. These may be used for winter equipment travel, with appropriate permits from regulatory agencies. There is also a fifty foot easement along the Koyuk River, passing through private lands, and extending from Koyuk to Dime Landing. Otherwise, surface rights in the remaining area between Koyuk and Dime Landing are controlled by the Koyuk Village Corporation. Just upstream from Dime Landing, the Koyuk River passes within approximately 23km (14mi) of the south edge of the Property. Unfortunately, the Koyuk River is relatively shallow and limited to travel by shallow-draft boats and barges. There is a well-established, ridgeline tractor trail on part of the project, extending from lower Bear Creek to the headwaters of Quartz Creek.

Several airstrips, largely maintained by local miners, provide potential points of access to the Property. Koyuk has a 760m (2,500ft) airstrip capable of landing a loaded DC-6. It should also be noted that Koyuk has a primitive barge mooring and loading facility, potentially decreasing mobe costs for heavy equipment. There is a 762m (2,500ft) airstrip on Bear Creek, near the mouth of Bob Creek, approximately 16km (10mi) from the central portion of the Property. This airstrip was the location of the exploration base camp for the 2006 field season. A 305m (1,000ft) airstrip exists on the south fork of Quartz Creek, approximately 0.8 km (0.5 mi) from the east edge of the Property. There is also a 1,220m (4,000ft) airstrip located on the southwest flank of Granite Mountain. This airstrip was constructed by the U.S. Air Force in 1957 to support the “White Alice” site on the summit of Granite Mountain. The surface is in excellent condition, having been improved with crushed and graded gravel. Although formally closed to the public, local air charter services have permission to utilize it.

The Property is characterized by tundra and talus covered hills and ridges with very limited outcrop. Elevations vary from a minimum of 450 ft along the Kiwalik River to a maximum of 2,100 ft just north of Granite Mountain. Valley floors are narrow, and drainages are believed to have been initiated by the most recent alpine glaciations. In some cases drainages appear to be controlled by regional scale fault structures. The climate is semi-arid with short moderate summers and long cold winters, typical of sub-arctic, interior Alaska. The area is typically covered with snow from mid-September until mid-June. The Property is above tree line with little or no vegetation other than typical alpine tundra on the slopes and ridgelines, and minor alder and willows along some stream banks.

Item 8: History

Gold was discovered at Old Glory Creek, in the Inmachuk Basin, just west of the Kiwalik River basin, in the fall of 1900. This discovery precipitated a rush to the northeastern Seward Peninsula area in 1901, during which additional discoveries were made and numerous claims were staked in the Kiwalik River, Buckland River and Koyuk River drainages.

The earliest surveys of the eastern Seward Peninsula by the U.S. Geological Survey (USGS) were begun in 1899, about the same time gold was discovered in this area. These topographic and geologic surveys continued through 1903, the year Moffit completed his reconnaissance expedition (Moffit, 1905). Moffit described the placer gold deposits in the region and created a generalized geologic map depicting surficial deposits and igneous rocks in the region, including the Granite Mountain pluton. Harrington (1919) further summarized the early gold prospecting and production history in the area. The Alaska Territorial Department of Mines completed periodic updates on mining activity in this area through 1929 (Wimmler, 1922, 1925, 1926; Reed, 1929).

Governmental interest in uranium in the late 1940’s and early 1950’s stimulated more detailed geologic studies of granitic and other igneous rocks in the area. Gault and others (1953), of the USGS, described heavy mineral and trace element surveys in the region. The Peace River prospect (uranium-thorium-copper-lead-zinc) was discovered during this effort, as well as the Quartz Creek prospect (uranium). Herreid (1965) mapped and sampled numerous mineral occurrences in the Kiwalik project area. His work includes discovery of the Bear Creek massive sulfide prospect (lead-zinc), and mapping of the northern portion of the Granite Mountain pluton. In 1967 the USGS published the first regional geologic map of the Candle quadrangle at a scale of 1:250,000 (Patton, 1967). The following year, the USGS completed reconnaissance sampling and mapping in the vicinity of the Property as part of its Heavy Metals program, including stream-sediment and pan-concentrate sampling of portions of the Quartz Creek, upper Kiwalik River, Sweepstakes Creek and Peace River drainages (Miller & Elliott, 1969). During this campaign, the geology and petrology of igneous rocks within and near the Property were described in some detail, and generalized geologic maps of the Granite Mountain and upper Peace River areas were generated. Reference was made to a large altered zone hosted by the Quartz Creek pluton, located west of the Granite Mountain pluton.

There were active lode claims in the Granite Mountain area during the early 1970’s. Resource Associates of Alaska (RAA) reportedly conducted reconnaissance sampling and mapping on these claims about this time (Dave Butherus, oral communication, 2005). During the late 1970’s, Greatland Exploration staked claims covering a lead-zinc-silver occurrence in upper Quartz Creek, and those claims are still active. Small-scale placer gold mines operated on Quartz Creek, Bear Creek, and Sweepstakes Creek discontinuously from the 1970’s until recently.

In March 2005 LGC staked 136 claims covering Gossan Ridge, much of Weather Ridge, and portions of the upper Peace River area. Reconnaissance mapping and rock sampling, and grid-based soil sampling, were completed by LGC during August 2005. During 2006, an additional 140 claims were staked by LGC, followed by further reconnaissance mapping and rock sampling, and grid-based soil sampling. Concurrently with this program, a four-hole diamond drill program, totaling 905.6m (2,971ft), was completed.

Item 9: Geologic Setting

This portion of Alaska, and the Property in general, is comprised largely of Cretaceous volcanic rocks locally intruded by mid to late Cretaceous plutons. Metamorphic rocks become increasingly abundant west of the Property, within the Seward Peninsula proper, and un-metamorphosed sedimentary rocks predominate east of the Property, within the Koyukuk basin on mainland Alaska. Early Cenezoic volcanic rocks are also prevalent in the region, although these are not common within the Property.

Regional Geology

The Property lies entirely within an isolated portion of the Koyukuk terrane (KT) which is surrounded by widespread Early Cenezoic basalt fields with no terrane affinity. The property lies less than 5 km east of a major tectonic boundary with the Seward terrane (ST)(Figure 3).

Koyukuk Terrane

The KT is a wedge-shaped, Paleozoic – Mesozoic, intra-oceanic island arc terrane located in western Alaska just east of the Seward Peninsula (Figure 3; Patton and others, 1994). The KT dominates the northern portion of a larger geographic feature know as the Yukon-Koyukuk basin. The northern boundary of the KT is the Kobuk-Malamute fault, a major strike slip fault with approximately 90 km of right lateral displacement (Plafker and Berg, 1994). The southern portion of the KT is largely inundated by mid- to upper Cretaceous terrigenous sedimentary rocks. The Kaltag fault, another major, right-lateral strike slip fault with approximately 130 km of displacement, is believed to form the southern edge of the KT. The western boundary of the KT is a thrust fault formed during accretion of the Seward Terrane (ST), which lies to the west of the KT. North-south trending folds in mid- to upper Cretaceous terrigenous sedimentary rocks just south of the KT have west-dipping axial planes (indicating east vergence) and were most likely formed during this collisional event (Patton, 1973).

Igneous Rocks of the Koyukuk Terrane: The KT is comprised of two main igneous rock assemblages: 1) a Late Paleozoic – Early Mesozoic assemblage of mafic volcanics and mafic-ultramafic plutons, and 2) a mid to late Mesozoic assemblage of andesitic volcanics and volcaniclastic rocks and alkaline to calc-alkaline plutons (Patton and others, 1994). Volcanic rocks of the Late Paleozoic – Early Mesozoic assemblage are interpreted as island arc volcanics. Volcanic rocks of the mid to late Mesozoic assemblage can be further subdivided into two suites, including: a) Late Jurassic – Early Cretaceous, and b) mid-Cretaceous.

Late Jurassic – Early Cretaceous Volcanic Suite: The Late Jurassic-Early Cretaceous volcanic suite consists of dacite, andesite and basalt flows, pyroclastic and epiclastic rocks with minor interbedded conglomerate, sandstone, shale and chert. Sedimentary rocks intercalated with these volcanic rocks contain early Neocomian fossils. K/Ar age dates from these volcanic rocks range from 118 to 124 Ma. These volcanic rocks typically contain phenocrysts of plagioclase, pyroxene and hornblende. Most of the volcanic rocks within the Property appear to represent this volcanic suite.

Mid-Cretaceous Volcanic Suite: The mid-Cretaceous volcanic rocks consist predominantly of andesitic flows associated with minor amounts of sedimentary rocks. Sedimentary rocks intercalated with these volcanic rocks contain Aptian fossils. These volcanic rocks typically contain phenocrysts of sanidine, biotite and rare garnet. Trace element geochemistry indicates these volcanic rocks are relatively enriched in REE’s. The REE enrichment and other distinctive incompatible element ratios suggest an origin involving partial melting of continental crust.

A sinuous belt of Cretaceous plutonic rocks intrudes the northern and western portions of the KT and the southeastern Seward terrane (Figure 3; Miller, 1971; 1994). The belt continues further west across the Bering Sea shelf and into eastern Siberia. Age dates, stratigraphic relations, and fossil evidence suggest plutons of the belt were formed during two plutonic episodes, one of which occurred during the Early Cretaceous, characterized by age dates > 100 Ma, and another which occurred during the Late Cretaceous, characterized by age dates < 100 Ma. The portion of the plutonic belt which occurs along the northern and western edges of the KT is known as the Hogatza plutonic belt (Figure 3; Patton, 1973).

Hogatza Plutonic Belt: Early Cretaceous plutons within the Hogatza plutonic belt intrude Neocomian andesitic volcanic rocks, are non-conformably overlain by Albian sedimentary rocks (Patton, 1973), and have been radiometrically age-dated at 99 to 113 Ma (Miller, 1994). Late Cretaceous plutons within the Hogatza plutonic belt are generally calc-alkalic and restricted to the eastern portion of the belt (Figure 3). Early Cretaceous plutons of the belt are generally more alkaline and are more widespread throughout the belt. The Early Cretaceous plutons break out into two distinct compositional groups: a potassic series and an ultra-potassic series. The volumetrically abundant potassic series is silica saturated to slightly oversaturated (SiO2 content 53.8 – 66.1%) with high K2O (> 4.5%) and is represented by monzonite, quartz monzonite, alkali granite, syenite, and quartz syenite. The potassic series plutons contain clinopyroxene or horneblende as mafic phases. The ultra-potassic series plutons, which comprise only about 5 % to the plutonic belt, are silica undersaturated (less than

58.4% SiO2) and contain up to 16.6 % K2O.The ultrapotassic series is represented by nepheline-bearing rocks, including malignite, foyaite, ijolite, biotite pyroxenite, and pseudoleucite porphyry. Plutonic rocks within the Property occur along the western portion of the Hogatza plutonic belt and are representative of both the potassic and ultrapotassic series (see Local Geology, below).

The western portion of the Hogatza plutonic belt is roughly parallel to the western boundary of the KT (Figure 3). Some workers have suggested this parallelism could imply a subduction origin for the belt (Miller, 1994), although the potassic-rich compositions of these magmas are atypical of these settings. Most workers agree the ultrapotassic series plutons are mantle-derived. However, the origin of the potassic series plutons is more enigmatic, and likely involve complex contamination processes and/or anatexis of crustal rocks (Miller, 1994). Miller (1989) and Arth and others (1989) note a gradual west-to-east increase in K2O content and 87Sr/86Sr, which lends support for potassium enrichment by crustal contamination.

Seward Terrane

The ST is an early Paleozoic assemblage of structurally complex, regionally metamorphosed rocks with both continental and miogeosynclinal origins (Figure 3; Miller, 1994). Lithologies within the ST include mica schist, calc-schist, metavolcanic rocks, marble and high-grade gneissic rocks. Multiple deformations and metamorphic events affected these rocks, including some local very high pressure metamorphism which yielded characteristic blueschist facies minerals. The east edge of the ST is transected by a north-south trending zone of vertical faults known as the Kugruk fault zone (Figure 3). The Kugruk fault zone contains fault slices of metabasite with high pressure minerals, suggesting it may represent a significant tectonic boundary or a zone of crustal weakness, however, and the presence of ST lithologies east of the zone indicate it does not constitute the boundary between the ST and the KT (Till and Dumoulin, 1994).

Cenezoic Volcanic Rocks

Cenezoic volcanic rocks, largely consisting of widespread subaerial flood basalts, comprise the youngest volcanic rocks in the region. To the east of the Property, these rocks are represented by the Koyuk-Buckland monogenetic volcano field (Wood and Kienle, 1990). This volcano field, which is the largest basalt field in Alaska, nonconformably overlies the KT. It consists of extensive flat-lying basalt flows, with an aggregate thickness of 150 m, and includes approximately 46 cinder cones and small shield volcanoes. Just east of the Property, and nonconformably overlying the ST, is another extensive area of flood basalts known as the Imuruk basalt field. Although the two basalt fields differ slightly in composition, they are thought to be penecontemporaneous.

Local Geology

Volcanic and plutonic rocks are widespread in the uplands between the upper Kiwalik River and West Fork of Buckland River (Figure 4). Compositions of the volcanic rocks range from andesite to dacite, although andesite is by far the most abundant rock type. These rocks are intruded by three main plutons. The largest pluton, located to the north of the Granite Mountain project, is known as the

Hunter Creek pluton. To the south, and centrally located within the Property, is the Granite Mountain pluton (herein the GMP). To the west of the GMP, and entirely within the Property, is the Quartz Creek pluton (herein the QCP). To the east of the GMP, and likely forming an apophyse of the GMP, is the Peace River stock (herein the PRS). The sinuous, fish hook-shaped exposure of the QCP has been hypothesized to result from partial exposure beneath a pendant of volcanic rocks, however, this configuration could also result from intrusion along a ring structure.

Major and minor faults within and near the Property are oriented north-northwest, north, and northeast (Figure 4). Lower Cretaceous volcanic rocks are in fault contact with Lower Paleozoic sedimentary rocks along north-trending faults in the upper Kiwalik River area. Prominent north-northwest-trending air photo linears along Weather Ridge are approximately parallel to the upper Kiwalik River, suggesting this portion of the river is controlled by fault structures. Many of the tributaries of the uppermost Kiwalik River and Bear Creek follow a northeast trend which, together with mapped northwest faults, forms a trellis pattern. There appears to be a major northeast-trending, possibly northwest-dipping, fault aligned with Cub Creek which continues over Granite Mountain and into the upper Kiwalik River area. Cenezoic basalt flows are minimally disturbed, being tilted gently locally or cut by small-scale faults with minimal displacement. The contact of the GMP appears to be intrusive, whereas portions of the contacts of the QCP and the PRS appear to be fault-controlled.

Cretaceous Volcanic Rocks

Volcanic rocks within and near the Property include a wide variety of tuffs, flows, volcaniclastic rocks, epiclastic rocks, and hypabyssal intrusions (Patton, 1967). There is a very high degree of intercalation of tuffs, flows, and epiclastic rocks. Fossil evidence from correlative andesitic volcanic rocks in the adjacent Kateel River quadrangle constrain the age of these volcanic rocks to the earliest Cretaceous, and one K/Ar age date from a basalt porphyry flow within the sequence was 120 +/- 3 Ma. Some tuffs and breccias on the West Fork of Buckland River grade laterally into volcanic conglomerate and greywacke believed to be mid-Cretaceous in age.

Flows are mostly vesicular or amygduloidal, however, aphyric flows and flow breccias also occur. Compositions of flows include dacite, andesite, trachyandesite, basaltic andesite and basalt. Textures are either aphanitic or porphyritic, and vesicular and amygduloidal textures are quite common. Phenocrysts include subhedral plagioclase and pyroxene (up to 3 mm). Some flows on Weather Ridge are characterized by extremely large (1 cm) pyroxene phenocrysts. The plagioclase phenocrysts are generally altered to mixtures of calcite, sericite and chlorite, and pyroxene phenocrysts are altered to chlorite and actinolite. The groundmass of the intermediate flow rocks is altered to mixtures of chlorite, epidote, plagioclase, calcite, quartz, with locally abundant magnetite and local trace sulfides (typically pyrite).

Tuffs within and near the Property include vitric, crystal-vitric, lithic-crystal-vitric and other varieties. Their compositions range from rhyolite to andesite, however, dacitic rocks predominate within the Property. Hornblende and plagioclase are the most common crystals present. Most of the tuffaceous rocks are pervasively altered: felsic tuffs are often highly altered to clay, sericite, calcite and quartz, and intermediate tuffs are altered to clay, chlorite, actinolite and epidote.

Epiclastic rocks abound in the Property, and are particularly abundant on Weather Ridge. They also exhibit a high degree of intercalation with flows and tuffs. Some of the various epiclastic and volcaniclastic lithologies which have been documented include tuffaceous greywacke, pebbly sandstone, conglomerate, coarse sandstone, laminated siltstone, mudstone and agglomerate. The conglomerate is matrix-supported, with well-rounded volcanic clasts (typically less than 5 cm) set in a matrix of medium-grained sand. Sandstones and siltstones are very immature, and contain considerable subhedral plagioclase crystals in most areas. The matrix is often characterized by moderate chlorite alteration; abundant hematite due to strong oxidation is seen in some areas. Bedding is seldom discernable in the coarse-grained epiclastic rocks, however, structural data has been acquired for some of the finer-grained sediments, including laminated siltstones and mudstones. Mudstones are locally welded or silicified giving them a cherty quality.

Subvolcanic and hypabyssal intrusions occur locally within the Property. Mafic dikes include porphyritic andesite and dense, black, aphanitic basalt. Felsic intrusions are less common and include rhyolite and dacite dikes and plugs. A small, highly oxidized, altered rhyolite plug occurs approximately six miles north of Granite Mountain. This body has not been age-dated, but it is tentatively assigned a Cretaceous age based on similarity to other rhyolites dated as Late Cretaceous in the Shungnak quadrangle northeast of here (Patton, 1967). The rhyolite intrudes andesite-basalt flows, and is characterized by highly brecciated contacts.

Plutonic Rocks

Plutonic rocks within and near the Property include the GMP, the QCP, the PRS, and several small apophyses and dikes on the south flank of Granite Mountain and in upper Sweepstakes Creek (Figure 4). Aureoles around the plutons consist of hornfels zones ranging up to 2 km wide and characterized by an inner zone upgraded to the hornblende hornfels facies, and an outer zone upgraded to the albite-epidote hornfels facies (Miller and Elliot, 1969; Miller, 1989). Propyllitic alteration, manifest as a hard pale green aggregate of chlorite, epidote, calcite and sodic plagioclase, occurs over a broad area surrounding the plutons. Localized hydrothermal alteration which affected either the volcanic rocks or the plutonic rocks includes variable quartz-sericite alteration and calcite-quartz +/- tourmaline veins. Locally the calcite-quartz +/-tourmaline veins contain sulfide minerals and/or scheelite (see “Mineralization” below).

Granite Mountain Pluton: The GMP is a circular, zoned pluton consisting of: 1) an innermost core of quartz monzonite, 2) an inner crescent-shaped zone of monzonite, and 3) an outer crescent-shaped zone of nepheline or garnet syenite (Figure 4; Miller, 1971). The contacts between the quartz monzonite and the monzonite is gradational over a few hundred feet, whereas the contact between the monzonite and the syenite is fairly abrupt. Two age dates have been obtained from the monzonite phase of the GMP: 1) a sample of hornblende returned a K/Ar age date of 106 +/- 3 Ma, and 2) a sample of zircon returned a Pb alpha age date of 100 +/- 10 Ma (Patton, 1967).

The innermost zone of quartz monzonite comprises approximately 35% of the total pluton exposure. It is characterized by a uniform, fine-grained, equigranular texture, consistently high SiO2 (65.8–68.2%), and sub equal K2O and Na2O.The most common mafic phase of the quartz monzonite is hornblende; less commonly biotite or rare pyroxene occurs.

Outward from the core of quartz monzonite lies a crescent-shaped zone of monzonite which comprises approximately 40% of the total pluton exposure (Figure 4). Textures and compositions of the monzonite are more variable than the quartz monzonite. The monzonite unit grades outward from a massive, homogenous, leucocratic rock resembling the quartz monzonite, to a coarse-grained, porphyritic rock with local trachytoid textures and a high mafic content (25%). SiO2 content of themonzonite ranges from 59.5 – 61.5% and Na2O is sub equal or slightly higher than K2O. Portions ofthe monzonite are fairly melanocratic, and contain hornblende and pyroxene in approximately equal amounts. The syenite phases are typically medium- to coarse-grained porphyritic with locally developed gneissic fabrics. Hornblende is the dominant mafic mineral, and pyroxene occurs in lesser amounts. The monzonite is cut by aplite and perthosite dikes.

Two syenite units collectively comprise approximately 25% of the pluton exposure and are generally restricted to the southwest and northwest margins of the pluton (Figure 4). A garnet syenite unit is distinguished by the presence of conspicuous, megascopic, brown to black melanite garnets (up to 20%). A nepheline syenite unit is typically represented by a massive, leucocratic, medium-grained, slightly porphyritic foyaite. Other lithologic subunits of the nepheline syenite found in smaller quantities (usually as dikes) include biotite pyroxenite, borolanite, pulaskite and a dark green-gray phonolite. Xenoliths of pseudoleucite porphyry are quite common in the nepheline syenite. The syenite phases are characterized by low SiO2 content (53.7 – 55.5%) . The K2O: Na2O of the nepheline syenite is approximately 2:1, whereas the K2O: Na2O of the garnet syenite is approximately 1.3:1. The garnet syenite appears to be older since it is cut locally by dikes of the nepheline syenite unit. Dikes and xenoliths of pseudoleucite porphyry are also associated with the nepheline syenite A small intrusion or apophyse of nepheline syenite occurs as rubble crop at the confluence of Granite Creek and Sweepstakes Creek, just above the Lower Sweepstakes Creek mine workings.

Quartz Creek Pluton: The QCP is poorly exposed on Weather Ridge (Figure 4). The QCP consists of leucocratic, fine- to medium-grained, equigranular quartz monzonite, which is compositionally and texturally similar to the core zone of the GMP. Primary mafic minerals include both hornblende and biotite. Locally the QCP is characterized by moderately well- developed porphyritic and aplitic textures. Previous mapping has not identified additional phases of the QCP, however, drilling at the Gossan and Gusty prospects intersected monzonite and syenite at depth in very close proximity to the QCP (Figure 5). This evidence suggests that compositional zoning from a calc-alkalic core to an alkalic margin, similar to the GMP, may also be present at the QCP. A dike of trachytic syenite is also exposed on the ridge east of the Saddle prospect.

This pluton is characterized by intense alteration, especially near the margins and along the contacts with the andesitic country rock. Alteration includes quartz-sericite alteration, silicification and tourmalinization. Alteration zones can be recognized as a bleached appearing rock in the case of pervasive quartz-sericite alteration, and as a dense, fine-grained black rock in the case of pervasive quartz-tourmaline alteration. Other alteration styles identified in the QCP include massive calcite veins. A wide variety of sulfide minerals occur in veins and as disseminations near the margin of the QCP and in the adjacent hornfels.

Peace River Stock: The PRS is a composite syenite stock which is poorly exposed on the ridge between the uppermost Peace River and Cub Creek (Figure 4). Most of the exposures consist of rubble crop although a few small outcrops exist on the right limit of uppermost Peace River. Based on compositional and textural similarity, the stock is interpreted as a satellite body of the GMP, in particular, the outer nepheline and garnet syenite phases of the Granite Mountain pluton (Miller and Elliott, 1969). The common varieties of syenite include a pink, medium-grained, hornblende-biotite syenite unit and a pink, fine- to medium-grained, porphyritic syenite unit. Garnet-bearing nepheline syenite forms rubble crop on the ridge between uppermost Peace River and Cub Creek, and garnet-bearing syenite float is common in the alluvium of both of these drainages. Syenite of the PRS contains abundant fine-grained, disseminated, cubic pyrite, magnetite and fluorite, and locally abundant fine-grained molybdenite. Pyrite-quartz veins cut the syenite locally, most often in areas which are bleached.

Paleozoic Sedimentary Rocks

Sedimentary rocks are not known on the Property, however, a small exposure of re-crystallized carbonate rocks occurs in upper Wilson Creek, just west of Bear Mountain. The unit is described as consisting of light gray, massive, bedded, recrystallized limestone and dolomite with subordinate calcareous mica schist and dark phyllite (Patton, 1967). The unit is tentatively correlated with middle Paleozoic carbonate rocks in the Solomon quadrangle.

Cenezoic Volcanic Rocks

Cenezoic basalts have not been identified within the Property but occur in very close proximity in almost every direction (Figure 4). The flows consist of red to dark gray aphyric basalt, and some local olivine basalt, some of which has a dense, glassy texture. Some of the flows appear to be alkaline based on phenocryst compositions; peridotite inclusions are also locally abundant within these rocks. The basalt flows cap some of the lower hills adjacent to the Property, where they are nearly horizontal. Along the Kiwalik-Buckland River divide the flows are locally tilted up to 35 degrees.

Geophysical Features

Several noteworthy geophysical features within and near the Property have been identified by various broad-scale surveys conducted by governmental agencies, including the USGS and the ADGGS.

Regional Geophysical Features

Barnes (1971) completed regional scale simple bouguer gravity anomaly map of the Seward Peninsula which covered the project area. The gravity anomaly map shows a 30 mile wide, north-south trending bouguer gravity high which extends from Norton Bay to the Fish River area. The Property is situated along the western edge of this regional gravity high.

Local Geophysical Features

A regional- scale aeromagnetic survey which covered the Property was completed in 1971 (Lockwood and others, 1971a; 1971b; ADGGS, 1973). The survey was conducted at an elevation of approximately 1,000ft above ground level, and along flight lines spaced at 0.75mi, using a fluxgate magnetometer. This aeromagnetic survey indicates a strong regional structural grain trending approximately N35W, and a weaker regional structural grain trending approximately N25E (Figure 6). The Kiwalik trend (see below) corresponds to a broad, north-south-trending magnetic low bounded by Weather Ridge along its west edge. This magnetic low is speculated to result from a structural graben, which could account for the thick volcano-sedimentary sequence in this area. A magnetic high (or “magnetic ridge”) forming the west boundary of the Kiwalik trend corresponds to the Kiwalik River valley, and may be due to the presence of thick flood basalts present in this area. The east boundary of the Kiwalik trend is formed by a large-scale magnetic high which covers Granite Mountain and the Buckland River-Kiwalik River divide. Within this broad magnetic high, and approximately 7mi northeast of Granite Mountain, there is a strong, linear, northwest-trending magnetic ridge, with dimensions of approximately 4km x 24km (2.5mi x 15mi). The cause of this magnetic ridge is unknown, however, it is noteworthy that it is parallel to the trend of the PRS. The Peace River prospect is situated on the southwest edge of this strong magnetic ridge.

Item 10: Deposit Types

Mineralization on the Property is believed to be plutonic hydrothermal in origin, and related to emplacement of the GMP, the QCP, the PRS, and possibly other intrusive bodies at depth. These are mid-Cretaceous-age, zoned, multi-phase intrusions with calc-alkaline cores (quartz monzonite) which grade outward to alkaline/sub-alkaline margins (syenite-monzonite) and intrude lower Cretaceous continental volcanic and volcaniclastic rocks. Mineralization on the Property occurs in several styles (see “Mineralization” below), which collectively suggest the possibility of multiple episodes of mineralization. Polymetallic (Pb-Zn-Sb-Cu-Mo-Ag-Au) mineralization is hosted within both the felsic plutonic rocks and the adjacent volcanic rocks.

Kiwalik Trend

Most of the mineralization observed on the western portion of the Property is compatible with a sub-volcanic porphyry model. Phyllic and propyllitic alteration types are common in this area, however, the geometry of these alteration zones is poorly understood and appears to correlate poorly with the exposed plutons. Thus, the possibility exists of another pluton at depth. Argillic alteration is largely restricted to well-developed shear zones.

Mineralization of the Kiwalik trend is characterized by highly anomalous Pb-Sb-Zn-Ag and weakly anomalous Au-Cu-Mo-Sn-W. This geochemical signature could form on the periphery of a porphyry system (Figure 7). Extensive mineralized tourmaline breccias on the Property may suggest the presence of tourmaline breccia pipes or zones, which occur in a wide variety of porphyry settings (Sillitoe and Sawkins, 1971; Figure 7). Examples of sulfide-bearing tourmaline breccia pipes associated with porphyry systems are found in southern British Columbia, in western Mexico and in Chile.

Local anecdotal evidence for low sulfidation epithermal conditions exists within the Kiwalik trend. This evidence includes trace amounts of the mineral alunite, which was identified in one gold-anomalous sample. The possibility of epithermal mineralization needs further investigation, as there is insufficient evidence at this time to support the existence of an epithermal system. Low sulfidation conditions are supported by the presence of pyrrhotite, which is a common constituent of the tourmaline-bearing breccias and veins.

Upper Peace River Area

Mineralization in the upper Peace River area also supports a porphyry model. The model suggested for this area is an alkaline porphyry Mo system. The evidence which supports this model includes syenite host rocks, molybdenite-chalcopyrite-bearing stockworks, locally abundant fluorite, and possible garnet alteration. Highly anomalous tungsten is reported in some rock samples from this area, which suggests the presence of scheelite and is also compatible with an alkaline porphyry Mo system. Highly anomalous Th-U suggests the PRS is highly fractionated compared to alkalic plutons in other camps, and therefore may be prospective for U and REE’s. Anomalous U and REE’s have been reported from sub-alkaline plutons further north in the Hogatza plutonic belt, including the Wheeler Creek and Zane Hills plutons (Miller and Johnson, 1978; Barker, 1991).

Item 11: Mineralization

Polymetallic mineralization within the Property occurs at numerous locations on the property and in several distinct styles. Extremely limited outcrop exposures have made it difficult to assess the surface extent of mineralization at these locations. Significant lode and placer occurrences known to date are shown on Figure 4. Most of these are located on the western portion of the Property, within a broad north-northwest trending mineralization-alteration zone known as the “Kiwalik trend” (Figure 4). Miller and Elliott (1969) first recognized this zone as being spatially associated with the QCP and several northwest trending fault structures. Alteration which defines this zone includes widespread propylitic alteration of volcanic rocks and local intense quartz-sericite, carbonate, and tourmaline alteration. Polymetallic mineralization, found on the eastern portion of the Property, associated with the PRS, has a slightly different style and geochemical signature.

Mineralization Types

Sulfide-tourmaline-quartz veins: Sulfide-tourmaline-quartz veins are a characteristic feature of the Kiwalik trend. There is a close spatial association of these veins with the contact zone of the QCP, however, these veins are documented up to a few kilometers away from the contact. The veins are typically 0.5 – 3 cm wide, and generally occur as irregular veins or vein networks. These veins are transitional to massive tourmaline replacement bodies, typically seen as a fine-grained, black, hornfels-appearing rock, although coarse-grained replacements are also found. Sulfide content of the veins ranges from nil to abundant. The most common sulfide assemblage is galena-sphalerite-pyrite, although minor arsenopyrite, pyrrhotite, chalcopyrite or molybdenite occurs locally, and minor scheelite has been observed in a few samples.

Sulfide-disseminations/hairline veinlets: Sulfide-disseminations and hairline veinlets occur within zones of pervasive silicification or phyllic alteration, and consists of disseminations and hairline (<0.1mm) fracture fillings of pyrite-arsenopyrite with lesser galena, stibnite or bismuthinite. Pyrite and arsenopyrite disseminations form as replacements of phenocrysts in felsic intrusive rocks and in volcanic porphyries.

Sulfide-rich veins and veinlets: This mineralization includes short discontinuous veinlets, typically less than 0.2cm in width and less than 5cm in length, consisting of variable combinations of sulfides. Locally, especially adjacent to sheared dike contacts and in breccias, thicknesses may become cm-scale. They are often spatially associated with sulfide hairline veinlets or disseminations, and may be transitional. Sulfide assemblages may include pyrite, pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, galena, stibnite, molybdenite and/or pyrargyrite. Locally these veins contain minor amounts of pink dolomite or other carbonate minerals. Host rocks include felsic intrusive rocks and various volcanic or epiclastic rocks. These types of veins are commonly associated with pervasive silicification and/or carbonate-alteration of the host rocks.

Pyrite-chlorite-calcite-quartz veins: Chlorite-calcite-quartz veins containing variable amounts of pyrite and locally abundant actinolite and epidote are widespread in the hornfelsed andesitic volcanic rocks. Silicified, banded hornfels containing fine-grained chlorite, calcite, actinolite and epidote are commonly associated. The similarity of the vein and host rock mineralogy in these rocks, and proximity to the QCP, suggests these veins formed during a widespread albite-epidote hornfelsing and/or propylitic alteration event.

Sulfide-quartz veins and stockwork veinlets: Sulfide-quartz veins range from mm’s to cm’s in thickness, contain a wide variety of sulfide assemblages, and are hosted in intrusive or volcanic rocks. These veins are distinguished by the absence of tourmaline, and thus may indicate a different discrete mineralization event. Sulfide-quartz veins and stockworks associated with the Kiwalik trend contain pyrite, pyrrhotite, arsenopyrite, galena, stibnite, sphalerite, chalcopyrite and/or scheelite. Sulfide-quartz veins/veinlets at the Peace River prospect contain a similar sulfide assemblage, but with the addition of substantial amounts of molybdenite and locally abundant bornite and uranothorianite.

Fluorite-molybdenite-galena-pyrite-uranothorianite veinlets/disseminations: Fluorite-molybdenite-galena-pyrite veinlets and disseminations have been documented in syenite of the PRS and in hornfels adjacent to the PRS. Pervasive silicification is common and variable amounts of quartz are also present in the veins. Assay results of disseminated mineralization in this area revealed highly anomalous W, suggesting the presence of scheelite. Bismuth is also locally highly anomalous, suggesting the presence of bismuthinite. Pan concentrates in the area contained mineral intergrowths of galena-sphalerite-chalcopyrite-pyrite and gummite.

Several distinct alteration styles have been observed in surface rock and drill core samples, including: 1) quartz-sericite (or ‘phyllic’), 2) silicification (flood silica), 3) carbonate-alteration (including siderite or pink dolomite), 4) argillic, 5) chlorite-epidote-actinolite (i.e., ‘propylitic’), 6) tourmalinization, 7) local alunitic (i.e., ‘advanced argillic’), and 8) potassic (adularia /potassium silicate). In addition to these alteration types, there are locally well-developed gossans consisting largely of earthy hematite and containing minor amounts of remnant sulfides, carbonate and quartz. The gossans are thought to have formed by pervasive weathering and oxidation of sulfide-tourmaline vein or breccia mineralization. The gossans frequently contain remnant galena and sphalerite.

Polymetallic Lode Prospects

Four polymetallic lode occurrences within the Property merit designation as lode prospects at this time and are discussed in further detail. These include three Au-bearing polymetallic prospects, known as the Saddle, Gossan and Gusty prospects, and one U-Th-polymetallic prospect, known as the Peace River prospect (Figure 4). Several other mineralization occurrences are noteworthy based on limited geochemical sampling and other criteria.

Saddle Prospect

The Saddle prospect is located on the ridge divide between the headwaters of the Kiwalik River and the headwaters of the south fork of Quartz Creek (Figures 4 and 8). Mapping and rock sampling, one drill hole (KW0603) and a soil sample grid (“Saddle grid”) have been completed on the Saddle prospect.

The prospect is spatially associated with the east contact zone of the QCP (Figure 9). The QCP intrudes a mixed volcanic sequence consisting of crystal-lithic tuffs and flows, ranging from andesite to dacite in composition, and interbedded epiclastic rocks. Some of the tuffs contain very large vesicles or chlorite-calcite-filled amygdules. Chloritization is widespread in the volcanic rocks, and tourmalinization, silicification and carbonitization are more localized. The upper portion of drill hole KW0603, to a depth of approximately 265ft, consists predominantly of alternating dacitic tuff and laminated siltstone, with local interlayers of andesite tuff. Volcanic rocks at the surface grade into a biotite- or biotite-tourmaline hornfels with depth; tourmaline increases dramatically downward. Silicification and epidotization of the hornfels is also common. The drill hole intersected granodiorite containig abundant phyllic alteration and silicification from 265-345ft. Below the granodiorite, hornfels similar to those above the granodiorite resume. At a depth of 420ft, the hornfels are again intruded by granodiorite, which persists to the bottom of the drill hole at 499ft. The granodiorite intersected in the drill hole is thought to represent a marginal or dike phase of the QCP.

The QCP is exposed as rubble crop approximately 800 m wide in the broad low saddle just west of the Saddle prospect (Figure 9). Rubble in the saddle consists of fine- to medium-grained, porphyritic and equigranular quartz monzonite. The groundmass and phenocrysts are affected by moderate to strong quartz-sericite alteration and local incipient tourmalinization. Locally the quartz monzonite contains abundant hematite as a rind or in fractures due to oxidation of biotite and tourmaline. The east contact of the QCP is not exposed, however, the west contact of the QCP is exposed on the east flank of Weather Ridge, approximately 500m south of the prospect. At this location, the outcrop expression of the west contact of the QCP, and north-south alignment with a prominent air photo linear, suggest a nearly vertical fault contact. The east contact of the QCP, based on distribution of intrusive rubble crop, appears to dip moderately to the east beneath the volcanic rocks capping the ridge. Local presence of massive tourmaline-matrix breccias containing intrusive clasts suggests this contact is also faulted (at least locally). Trachytic monzonite dikes occur along the ridgeline approximately 1.6km east of the prospect, but their relationship with the QCP is not known.

Mineralization at the Saddle prospect is hosted largely in volcanic and epiclastic rocks and their hornfels equivalents, although mineralization occurs locally along the margin of the QCP and in dikes. Mineralization found in rubble crop includes sulfide-tourmaline-quartz veins and vein breccia, and sulfide-bearing gossan. A northeast-trending zone near the summit of hill 1330’ contains abundant tourmaline- and gossanous breccia, sulfide-bearing breccia, and mineralized hornfels (Figure 9). At the northeast end of this zone there is a large gossan (approximately 100 m x 75 m) containing massive, earthy hematite with relict galena and spalerite visible in hand specimen (Figure 10). This zone appears to be truncated by a northwest-trending fault, although it is unclear if the fault is pre- or post-mineral. Miller and Elliott (1969) identified another large gossan (approximately 125 m x 125 m) with similar geochemistry located approximately 1,500m north of the Saddle prospect. Drill hole KW0603 intersected two major zones of sulfide-tourmaline-quartz veins, including an upper zone (70-110ft) hosted in dacitic volcanic breccia, and a lower zone (180–260ft) hosted in andesitic volcanic breccia and hornfels. The lower zone occurs just above a quartz monzonite dike. The dike itself contains several narrow zones of sulfide veinlets (pyrite- arsenopyrite-pyrrhotite). Hornfels below the dike contain local cm-scale sulfide-rich veins consisting of calcite-dolomite-galena-sphalerite-molybdenite. The lower quartz monzonite unit contains ubiquitous pyrite-pyrrhotite-arsenopyrite disseminations and veinlets.

Saddle Prospect Geochemical Results: Significant assay results for rock samples from the Saddle prospect are summarized in Table 1. See “Item 13: Drilling” (below) for a more detailed discussion of assay results for drill hole KW0603.

Table 1. Significant assay results for rock samples from the Saddle prospect.

Samp	Au (ppb)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Sn (ppm)	Th (ppm)	U (ppm)	W (ppm)	Zn (ppm)
61712	2580	4.5	12300	7.4	28.3	19.6	1914.9	318.1	6.2	0.3	0.4	1.2	354
1740	127	0.45	5.6	26.40	193.50	2.98	66.40	6.51	38.00	0.80	1.10	8.80	76.00
60019	91	3.6	6605	5.8	44.9	9.3	608.3	76.1	13.7	12	3.2	3.9	525
61707	23	250	4018	0.6	141.3	2.4	13700	570	105.3	0.3	0.2	1.4	17100
60015	13	15.7	709	21.4	162.5	13.6	6666.8	19	40.3	1.1	1.7	42.6	2013
60009	-10	15.5	1330	28.2	126.7	14.2	3764.1	42.6	10.5	2.1	0.6	4.2	4089
61710	34	13.8	405	30.3	89.3	22	2583.4	24.8	50.1	0.8	1.3	10.2	522

Rock Geochemistry: Eighteen rock samples were collected from the Saddle prospect during 2005 –2006. A grab sample of black, fine-grained, tourmalinized hornfels with disseminated arsenopyrite and pyrite returned 2,580ppb Au, 4.5ppm Ag, >10,000ppm As, 7.4ppm Bi, 1,915ppm Pb, 318ppm Sb and 354ppm Zn. Other samples of gossanous breccia, quartz-tourmaline veins and vein breccia returned highly anomalous Pb, Ag, As, Bi and Sb values, along with locally anomalous Cu and Sn. One sample from the gossan located at the northeast end of the prospect returned highly anomalous Ag (>200ppm), Pb (>10,000ppm), Zn (>10,000ppm), As (4018ppm), Sb (570ppm) and Sn (105ppm) (Figure 10). A sample of fine-grained tourmalinite with vuggy quartz from the intrusive contact just west of the saddle returned 127ppb Au, 26.4ppm Bi, 193.5ppmCu, and 66.4ppm Pb.

Soil Geochemistry: Soil sampling at the Saddle prospect revealed a large anomaly (approximately 400 m x 1,000 m) situated on the northeast portion of the prospect which is characterized by highly anomalous Pb-Ag-As-Sb-Cu-Sn-Zn (Figure 9). Several weak gold-in-soil anomalies (48–96ppb) occur in a circular zone around the flank of hill 1330’, at an elevation of approximately 1250ft. A single point gold-in-soil anomaly (148ppb) was discovered near the south edge of the Saddle grid, approximately on the contact of the QCP. A rock sample of gossanous intrusive collected just down slope from this gold-in-soil anomaly returned a gold value of 91ppb. On the north side of hill 1330’ is another single point gold-in-soil anomaly (168 ppb), but the source of this anomaly is unknown.

Gossan Prospect

The Gossan prospect is located on the south end of Gossan Ridge, just east where the Kiwalik River makes a sharp bend to the north (Figure 4). Mapping and rock sampling, two drill holes (KW0601 and KW0604), and a soil sample grid (the “Gossan grid”) have been completed on the prospect. Exposures at the surface are very limited, thus the geology is poorly understood. Rubble crop of andesite-basalt flows, various epiclastic rocks and gossans have been mapped (Figure11).

Drill hole KW0601 intersected a thick sequence of volcanic and epiclastic rocks and terminated in massive syenite at 880ft. The upper portion of the volcanic sequence (0-300ft) is dominated by epiclastic rocks consisting of volcanic siltstone, sandstone, and local interbedded agglomerate and mudstone. The volcaniclastic/sedimentary sequence is interrupted by occasional horizons of tuffs or flows ranging from rhyolite to andesite in composition. Down section (300-500ft) the epiclastic rocks give rise to thicker and more abundant volcanic rock interlayers, consisting largely of vesicular and pumaceous dacitic flows. Incipient hornfelsing, seen as local zones of fine-grained, porphyroblastic biotite, begins to appear within this unit and continues to become more evident with increasing depth. Below this flow-dominated sequence is another epiclastic sequence (500-650ft) dominated by coarser-grained sediments, including volcaniclastic sandstone, grits and conglomerate. Another dacitic tuff/flow sequence occurs below these volcaniclastics (650-850ft). The volcanic/volcaniclastic sequence is cut by a 15ft thick monzonite dike (770-785ft), and is intruded by massive trachytic syenite at the bottom of the hole (850-880ft).

Drill hole KW0604, located 175m west of KW0601, collared in a thick sequence of mudstone which persisted to a depth of 140ft, except for one interlayer of dacite tuff (75-90ft). The mudstone-dominated sequence is underlain by a thick section of mostly dacite tuff (140 – 290ft), which is in turn underlain by a thick sequence of mostly volcanic siltstone (290–825ft). The lower siltstone unit contains occasional thin interlayers of mudstone and dacite-andesite tuff. Hornfels textures are well-developed throughout the length of the drill hole. These textures, seen as porphyroblastic biotite in most cases, are especially well-developed in the hornfelsed epiclastic rocks. With depth, the hornfels include increasingly more abundant tourmaline, both in the groundmass and in veins.

All of the volcanic and epiclastic host rocks at the surface and in the drill holes are characterized by pervasive propyllitic alteration (in andesitic host rocks) or quartz-sericite+/-carbonate alteration (in dacitic host rocks). The syenite in drill hole KW0601 is characterized by irregular zones of silicification, carbonate-alteration and sericitization.

Mineralization observed at the surface at the Gossan prospect includes sulfide-tourmaline-quartz veins and sulfide-bearing gossan. The gossans form linear, northwest-trending rubble trains thought to follow mineralized fault zones (Figure 11). The gossans consist of highly oxidized quartz-carbonate-iron oxide rock with local relict, disseminated sulfides (mostly galena and minor sphalerite) and locally abundant tourmaline. KW0601 intersected multiple 2-10m thick zones of sulfide-disseminations and veinlets consisting of pyrite-chalcopyrite-arsenopyrite hosted in interlayered dacitic-andesite tuffs and siltstone. Disseminated pyrite and pyrite-chlorite-actinolite-calcite-quartz veinlets (related to propyllitic alteration) are ubiquitous throughout the volcanic sequence. Sulfide-tourmaline-quartz veins/vein breccias, and local massive tourmaline replacements, occur in restricted zones less than 1m thick. Sulfide-rich veins and local sulfide-matrix breccia occurs in several zones within drill hole KW0601 (Figure 12). The sulfides include variable amounts of arsenopyrite, pyrite, galena and stibnite. Sulfide-tourmaline-rich zones are locally associated with syenite-matrix invasion breccias. At depth, fine-grained, altered trachytic syenite dikes and massive coarse-grained syenite contain disseminated pyrite-galena-arsenopyrite-stibnite.

Gossan Prospect Geochemical Results: Significant assay results for rock samples from the Gossan prospect are summarized in Table 2. See “Item 13: Drilling” (below) for a more detailed discussion of assay results for drill holes KW0601 and KW0604.

Table 2. Significant assay results for rock samples from the Gossan prospect.

Samp	Au (ppb)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Sn (ppm)	Th (ppm)	U (ppm)	W (ppm)	Zn (ppm)
2004	254	5.01	2620.0	4.85	415.00	1.11	676.00	37.40	3.00	0.20	0.30	1.60	526.00
1707	9	7.53	135.5	6.14	853.00	5.91	598.00	67.30	87.30	0.40	1.20	79.80	989.00

Rock Geochemistry: Five rock samples were collected from the Gossan prospect in 2005, of which one sample returned anomalous gold (254 ppb). The gold-anomalous rock sample consists of gossanous carbonate-altered breccia collected from an old prospect pit (Figure 11). The sample also returned 5.01ppm Ag, 2,620ppm As, 4.85ppm Bi, 415ppm Cu, 676ppm Pb, and 526ppm Zn. Other rock samples from the prospect also returned highly anomalous Ag-As-Bi-Cu-Pb-Zn, including some highly anomalous Sb (up to 224 ppm), Sn (up to 97.8 ppm) and W (up to 79.8 ppm).

Soil Geochemistry: Soil sampling on the Gossan grid revealed a cluster of weakly gold-anomalous samples (>47ppm Au) on the east edge of the Gossan grid, including one highly anomalous soil sample (288 ppb Au)(Figure 11). This anomaly is also characterized by highly anomalous As (up to 2,650ppm), Cu (up to 290ppm), and Sb (up to 94.5ppm) . The anomaly is approximately 200m x 500m and is slightly elongated in a northerly direction. Another cluster of weakly gold-anomalous soil samples (22–66 ppb) occurs along the southwest edge of the grid, forming a weak gold anomaly approximately 300m x 300m. This anomaly does not appear to be significant, especially since it does not contain other anomalous elements. The only other gold-anomalous soil sample (68ppb Au) forms an isolated single point anomaly on the eastern edge of the grid. Several soil samples in close proximity contain highly anomalous arsenic (up to 1,705ppm As).

Gusty Prospect

The Gusty prospect is located on the upper Kiwalik River, approximately 3.2km north of the Gossan prospect (Figure 4). One drill hole (KW0602), and a soil sample grid (the “Gusty” grid) have been completed at the prospect, however, rock sampling and mapping at the prospect are very limited due to the very poor exposure.

Host rocks at the Gusty prospect include quartz monzonite of the QCP, and syenite and granodiorite dikes of unknown affiliation, in addition to hornfelsed mafic volcanic rocks along the east contact of the QCP (Figure 9). Intrusive rocks of the QCP occur as rubble consisting of fine- to medium-grained, quartz-sericite-altered quartz monzonite, which is locally bleached or iron-stained. The quartz monzonite contains local zones of quartz veinlets and local sulfide-tourmaline-quartz veins up to 1cm. A small bedrock exposure in the creek consists of massive hornfelsed basalt with numerous sulfide-calcite-quartz veins. Drill hole KW0602 collared in massive, coarse-grained syenite which persists to a depth of 85ft. Below the massive syenite is a thick tuff-flow-volcaniclastic sequence (85-420ft) consisting largely of interlayered laminated siltstone, immature sandstone, thin interlayers of dacite tuff, and occasional thin interlayers of aphanitic andesite. Numerous dikes of granodiorite and syenite occur in the interval from 115-375ft. One of the granodiorite dikes (360-375 ft) is bounded by shear zones characterized as mylonitic schist. From 420ft to the bottom of the drill hole (767ft) is a monotonous sequence of laminated siltstone with occasional interlayers of immature sandstone and biotite-calc-silicate schist. A narrow diorite dike cuts this lower sedimentary sequence at a depth of 555ft.

Syenite at the top of the drill hole is characterized by pervasive silicification and classic phyllic style alteration, with disseminations of pyrite and veinlets of pyrite-sericite-quartz. The central portion of the syenite contains up to 60% clay alteration. The volcanic sequence is characterized by localized intermittent zones of strong propyllitic alteration (chlorite-epidote-calcite-pyrite) and silicification. Biotite hornfels derived from the sedimentary rocks are well-developed throughout the drill hole; calc-silicate hornfels (epidote-actinolite) occur locally. Basaltic hornfels in the riverbed outcrop are highly silicified and riddled with abundant sulfide-quartz-calcite veins.

Mineralization at the Gusty prospect occurs as localized zones of sulfide-tourmaline-quartz veinlets, sulfide disseminations and veinlets, and semi-massive sulfide veins. Mineralization exposed at the surface includes pyrite-tourmaline-quartz veinlets and pyrite disseminations hosted in quartz monzonite. Approximately 0.75 km west of the prospect, mineralized fault gouge occurs near the west contact of the QCP; hornfels in this area contain disseminated pyrite. Approximately 0.75 km north of the prospect, a one foot wide galena-calcite vein has been reported (Miller and Elliott, 1969). Mineralization in drill hole KW0602 is hosted in syenite near the top of the hole, and in granodiorite-diorite dikes and adjacent hornfels further down the drill hole. Syenite-hosted mineralization consists of pyrite-arsenopyrite-stibnite disseminations and stockwork veinlets, apparently forming a halo around a narrow interval of pyrrhotite-tourmaline-quartz veins. Semi-massive sulfide veins and vein breccia, hosted in andesite, occurs at the lower contact of the syenite (Figure 13). This massive sulfide consists of a complex mixture of several different sulfide minerals, including pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, argentiferous galena, and possible pyrargyrite and stibnite. Some of the dikes further down the drill hole are also cut by similar semi-massive sulfide veins, likewise, along their contacts. Some of the sheared dike contacts include arsenopyrite-stibnite veins.

Gusty Prospect Geochemical Results: Significant assay results for rock samples from the Gusty prospect are summarized in Table 4. See “Item 13: Drilling” (below) for a more detailed discussion of assay results for drill hole KW0602.

Table 4. Significant assay results for rock samples from the Gusty prospect.

Samp	Au (ppb)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Sn (ppm)	Th (ppm)	U (ppm)	W (ppm)	Zn (ppm)
2364	177	24.30	10001.0	113.50	1405.00	4.41	1880.00	207.00	7.90	2.80	1.00	3.50	2010.00
60010	-10	0.2	17	1.1	264.4	3.1	26.9	6.1	7	4	1.7	1	115

Rock Geochemistry: Eight rock samples were collected from the prospect in 2005 – 2006 (Figure 9). A sample of oxidized, quartz-sericite altered quartz monzonite returned anomalous Au (177ppb), Ag (24.3ppm), As (10,001ppm), Bi (113.5ppm), Cu (1,405ppm), Pb (1,880ppm), Sb (207ppm) and Zn (2,010ppm). A similar sample nearby did not return anomalous gold, but did return highly anomalous Cu (579.9ppm) and Pb (29ppm). A sample of the quartz monzonite containing quartz veinlets returned weakly anomalous Mo (12.3 ppm), Pb (31.9ppm) and Th (31.9 ppm). One sample of hornfels containing pyrite-calcite-quartz veinlets returned anomalous Cu (264.4ppm) and Pb (26.9ppm) .. Fault gouge approximately 0.75 west of the prospect contains highly anomalous Pb (204ppm), Sb (15.6ppm) and Zn (1,810ppm). One sample of hornfels-hosted disseminated pyrite mineralization from the west contact zone of the QCP returned 214.5ppm Cu and 23.8ppm Pb. The one foot thick galena-quartz vein described by Miller and Elliott (1969) returned 15,000ppm Pb, 200ppm Cu, 100ppm Sb, 700ppm Zn and 20ppm Ag.

Soil Geochemistry: Soil sampling on the Gusty soil grid revealed two single point gold-in-soil anomalies: one anomaly (168ppb) is located in the central part of the grid, and another anomaly (238ppb) is located on the northwest corner of the grid (Figure 9). A few weak arsenic- and copper-anomalous samples (up to 1,489ppm and 274.6ppm, respectively) occur in a tight cluster very near the location of drill hole KW0602. There appears to be a number of multi-element anomalous soil samples along the west bank of the Kiwalik River which correspond to the approximate location of the intrusive contact, however, these high values could also be due to contamination by detrital material from flood deposits. Elevated Cu-Pb-Mo values occur on the south, east and northeast portions of the grid; anomalous Cu also occurs in a small zone on the northwest corner of the grid.

Peace River Prospect

The Peace River prospect is located in the uppermost Peace River headwaters (Figure 4). Twenty nine rock samples have been collected from the prospect and a small soil grid (the “Peace River grid”) has been completed.

The Peace River prospect is hosted in nepheline syenite of the PRS (Figure 14). Outcrop exposures of the PRS are poor, thus the geometry of the PRS is based almost entirely on the distribution of rubble crop. The few exposures that do exist are located on the north bank of the right limit fork of the uppermost Peace River. Rubble crop of syenite can be traced to the northwest, across the ridge (continental divide), and into the valley of Cub Creek. The PRS consists largely of pinkish, fine- to medium-grained, hornblende-biotite nepheline syenite. Garnet-bearing syenite crops out on the ridge to the northwest.

Mineralization at the Peace River prospect is largely hosted in syenite, but locally occurs in pyroxenite, or altered andesite near the contact of the PRS. Well-developed gossans occur locally. Alteration of the syenite consists of weak to strong phyllic alteration and local intense silicification. Five varieties of syenite-hosted mineralization can be recognized, including: 1) weakly altered, iron-stained syenite with weakly developed disseminated sulfides, 2) altered syenite with well-developed disseminated sulfides, 3) altered syenite with quartz-sulfide veinlets, 4) highly altered syenite with sulfide veinlets, and 5) highly silicified syenite breccia with disseminated sulfides. Disseminated sulfides include ubiquitous fine-grained cubic pyrite and local fine-grained molybdenite, which are locally accompanied by purple fluorite. Oxidation of disseminated and vein mineralization has formed hematite surface coatings and fracture fillings; bright yellow ferromolybdenite resulting from oxidation of molybdenite is also locally abundant. Although pyrite and molybdenite are the only sulfides which have been recognized as disseminations, samples of mineralized syenite returned highly anomalous silver, lead, bismuth, copper, tungsten, antimony, uranium and thorium, which suggests other sulfides, scheelite and uranothorianite are also present in disseminated form. Intergrowths of galena, sphalerite, chalcopyrite, pyrite and gummite (a decomposition product of uranothorianite) have been observed in pan concentrates from the area, although the source rocks are uncertain (Gault and others, 1953).

Peace River Prospect Geochemical Results: Significant assay results for rock samples from the Peace River prospect are summarized in Table 4.

Table 4. Significant assay results for rock samples from the Peace River prospect.

Samp	Au (ppb)	Ag (ppm)	As (ppm)	Bi (ppm)	Cu (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Sn (ppm)	Th (ppm)	U (ppm)	W (ppm)	Zn (ppm)
1758	25	4.25	209.0	39.50	572.00	1135.00	83.40	9.21	8.80	64.20	46.20	190.50	53.00
1760	11	5.37	52.2	139.00	196.00	1110.00	51.00	8.32	8.00	31.00	28.70	58.10	11.00
61723	12	4	93	9.1	128.2	632.5	193.8	13.5	10.9	76	131.9	59.4	14
1767	306	83.30	900.0	83.90	6290.00	39.30	144.00	1001.00	5.60	22.50	13.50	33.20	1155.00
2112A	-1	0.05	6.8	0.28	72.80	2.61	30.20	0.70	1.90	137.50	13.00	5.80	47.00

Rock Geochemistry: Thirty rock samples were collected from the Peace River prospect in 2005 –2006 (Figure 14). Rock sample geochemistry for the prospect can be summarized as follows:

  Weakly altered syenite (n=8): Samples characterized by highly anomalous Pb (up to 131ppm; average=52ppm), Th (up to 137.5ppm; average=61ppm), and U (up to 17.6ppm; average=9.7ppm). Samples also contain locally anomalous Cu (up to 146ppm), Mo (up to 41.2ppm) and W (up to 33.8ppm).
  Syenite with disseminated sulfides (n=9): Samples characterized by highly anomalous Mo (up to 65.6ppm; average=22.3ppm), Pb (up to 438ppm; average=78.8ppm), Th (up to 108ppm; average=46ppm), U (up to 15.4ppm; average=9.29ppm), and W (up to 233ppm; average=41.6ppm). Samples also contain locally anomalous Cu (up to 119ppm) and Sb (up to 30.5ppm), and local weakly anomalous Ag (up to 4.24ppm) and Bi (up to 8.96ppm)

  Syenite with sulfide-quartz veinlets (n=3): Samples characterized by highly anomalous Mo (up to 246ppm; average=106.55), Pb (up to 83.2ppm; average=51.4ppm), Th (up to 102ppm; average=50.3ppm), U (up to 24.1ppm; average=14.97ppm). Samples also contain locally anomalous Au (306ppb), Ag (up to 7.12ppm), Bi (up to 22.4ppm), Sb (up to 133.5ppm) and W (up to 139.5ppm);
  Syenite with sulfide veinlets (n=1): This sample contains highly anomalous Ag (83.3ppm), As (900ppm), Bi (83.9ppm), Cu (6,290ppm), Mo (39.3ppm), Pb (144ppm), Sb (1001ppm), Th (22.5ppm), U (13.5ppm), W (33.2ppm) and Zn (1,155ppm).
  Silicified syenite breccia (n=2): These samples are characterized by highly anomalous Mo (up to 632.5ppm; average=609.65ppm), Pb (up to 193.8ppm; average=127ppm), Th (up to 76ppm; average=66.7ppm), U (up to 131.9ppm; average=98.85ppm) and W (up to 59.4ppm; average=47.35ppm). Samples also contain weakly anomalous Ag (up to 4ppm), Bi (up to 9.1ppm), Cu (up to 128.2ppm) and Sb (up to 13.5ppm).
  Gossan (n=2): Samples are characterized by highly anomalous Bi (up to 139ppm), Cu (up to 572ppm), Mo (up to 1,135ppm), Pb (up to 83.4ppm), Th (up to 64.2ppm), U (up to 46.2ppm) and W (up to 190.5ppm). Samples also contain weakly anomalous Ag (up to 5.37ppm) and As (up to 209ppm).

The data indicates that increasing levels of Mo-Pb-Cu-Th-U-W correlates with increasing degrees of alteration and mineralization in syenite, with the highest levels of Mo-Pb occurring in syenite breccias. These anomalies are most likely caused by increasing amounts of molybdenite, lead-bearing sulfide(s) or galena, uranothorianite and scheelite. The presence of sulfide-quartz veinlets correlates with extremely anomalous concentrations of these elements, and with the introduction of highly anomalous Sb and Bi, suggesting the addition of Bi- and Sb-bearing sulfides (possibly stibnite and bismuthinite). Sulfide-rich veinlets returned extremely anomalous Ag-As-Sb-Bi-Cu-Pb, which may indicate zoning or a different mineralization event. Extremely high levels of Mo-Pb-Bi-Cu-Th-U-W are also found in gossan, due to secondary enrichment, although analysis of this type of rock can yield erroneous results due to spectral interference caused by iron.

Miller and Elliott (1969) collected 11 rock samples from the area. Although the analyses are crude (emission spectrographic), similar analytical results were obtained. Syenite containing either disseminated sulfide or sulfide-quartz mineralization returned highly anomalous Mo, Pb, Cu, Bi, and Ag, and locally anomalous Sn and W.

Soil Geochemistry: Soil sampling on the Peace River soil grid revealed that there is large-scale anomalous Mo-Pb-Bi-W-Th-U which blankets the area underlain by the PRS. Based on this information, the northwest portion of the grid appears to be underlain by volcanic rocks (Figure 14). Other observations include:

1)

The northeast corner of the grid is characterized by anomalous U-Bi-Mo-Pb-Sb-Ag (approximately 300m x 200m). The cause of the anomaly is unknown, however, rock samples of oxidized syenite with pyrite veinlets, and gossan can be found in rubble and alluvium approximately 400 m to the east.

2)

Significant anomalous Mo-Pb-U-Zn occurs on the southwest edge of the grid, forming a small anomaly (150m x 300m), near the right limit fork of the upper Peace River. This anomaly corresponds with the location of silicified syenite breccia containing highly anomalous Mo-Pb-Th-U-W and weakly anomalous Ag-Bi-Cu-Sb, and is open to the south.

3)	Cu values are distinctly higher in the south half of the grid.
4)

An isolated soil sample located very near the fork of the Peace River returned spectacular values of Mo-Pb-Sb-Ag-Bi-Cu-W. However, the sample was collected from within the flood plain of the Peace River, and therefore may not be representative of bedrock at this location.

Other Polymetallic Lode Occurrences

Several other polymetallic lode occurrences are known on the Property (Figure 4). Little is known about these occurrences, however, the data which does exist is worth mentioning and further investigation is warranted.

“Nortz” prospect (south fork of Quartz Ck): Outcrops hornfelsed, highly sheared, highly mineralized, mafic volcanic rocks occur along the west bank of the south fork of Quartz Creek (Figures 4 and 15). The hornfels contain incipient biotite and are characterized by pervasive propyllitic alteration (chlorite-actinolite-epidote) and local tourmaline alteration. Zones with abundant veins and stockworks of pyrite-calcite-quartz-arsenopyrite-stibnite-galena occur in the sheared, highly oxidized altered hornfels. One sample of hornfels containing sulfide-quartz veinlets returned Au= 325ppb, Pb=16,450ppm, Sb=448.6ppm, Cu=871.9ppm, Zn=4,345ppm, Ag=34.5ppm, As=24,440ppm, and Sn=64.8ppm. Several other samples of hornfels from the same area containing similar mineralization returned anomalous Ag-Pb-Sb-Cu-Zn-As.

Unnamed Prospect, northwestern section 25, upper Kiwalik River: Oxidized carbonate-quartz rock with disseminated galena occurs in talus (Miller and Elliott, 1969, location 35). A sample of this material returned 3ppm Ag, 500ppm Cu, >20,000ppm Pb, and >10,000ppm Zn.

Unnamed Prospect, eastern section 25, first ridge east of Kiwalik River: Altered volcanic rocks along the contact of QCP contain tourmaline-carbonate-quartz replacements and gossan (Miller and Elliott, 1969, location 37). A sample of gossan from this site returned 1,000ppb Au, 3,000ppm As, 300ppm Cu and 150ppm Pb.

Unnamed Prospect, southeastern section 24, ridge south of peak 1330’: Disseminated scheelite and pyrite-tourmaline-quartz veins occur in altered volcanic rocks near the contact of the QCP (Miller and Elliott, 1969, location 36). A sample of this material returned 500ppm Cu, 150ppm Pb and >1% W.

Unnamed Prospect, southern central section 20, north fork of Wilson Creek: This occurrence is described as oxidized breccia (Miller and Elliott, 1969, location 47). One rock sample from this site returned 3 ppm Ag, 1,500ppm As, 300ppm Cu, 200ppm Pb, 30ppm Sn, 100ppm W and 500ppm Zn.

Unnamed Prospect, southeastern section 16, Hill 1181’: Frost boils contain float of quartz breccia in volcanic sandstone. One sample of the float returned 174.5ppm Pb. Miller and Elliott (1969, location 46) reported an oxidized pyrite-tourmaline vein from the same locality, which returned 7ppm Ag, 700ppm As, >2,000ppm B, 1,000ppm Cu, 15ppm Mo, 300ppm Pb, 100ppm Sb, 70ppm Sn and 700ppm Zn.

Item 12: Exploration

Contractors, including MI, Robert B. Murray, DLM, PG, and SRI, on behalf of LGC, participated in field exploration programs on the property in 2005 and 2006. The 2005 exploration program is discussed in detail in a report by Robert B. Murray (Murray, 2006), and is summarized below. The 2006 exploration program included surface geochemical sampling, geologic mapping, and exploratory drilling.

2005 Exploration

During August 2005 a three week reconnaissance exploration program was conducted utilizing a five-person crew to complete reconnaissance mapping and rock, soil and stream sediment/pan concentrate sampling. This work was conducted from a camp located on the southwest flank of Granite Mountain, near the Granite Mountain airstrip, which was used for fixed-wing support out of Nome. A Robinson R-44 helicopter was used for some logistical support, and ATVs were used extensively. The crew consisted of Jeff Keener, Diane Minehane, Robert Murray, Peter Williams and Robert Grunditz. A total of 93 rock samples, 115 soil samples, 35 stream sediment samples and 21 pan concentrate samples were collected. Reconnaissance grab rock sampling was completed on several previously known prospects and new occurrences discovered during the program. Soil sampling was completed using shovels to dig shallow pits approximately 1 – 2 ft deep. Reconnaissance soil sampling was completed along several ridgelines, and two soil sample grids were completed. The Gossan soil grid (76 samples) was established using sample and line spacings of 100m. The Peace River soil grid (33 samples) was established using sample spacing of 100m and line spacing of 200m. Stream sediment samples were collected on upper tributaries of the Kiwalik River at spacings of approximately 800m; pan concentrate samples were collected at some of the stream sediment sample sites where hydraulic conditions appeared amenable to heavy mineral accumulation.

2006 Exploration

During August and September 2006, additional work was completed by contractors during a six week field program which included geochemical sampling, geologic mapping, geophysical surveys and exploratory drilling. This program was completed by a 12-person crew based out of a camp located at the airstrip on lower Bear Creek, just north of Bob Creek. The field crew consisted of: soil samplers and field assistants Tom Waters, Trent Hubbard, Dylan McFarlane and Merlin Henry; geologists Jeff Keener, Robert Murray, Diane Minehane, and David Adams; drillers Shane Brink and Eric Rice; drill helpers Robert Adams, Trevor Oester, and Steven Kamiktoak; helicopter pilot Mike Loau; helicopter mechanic Brian; and cook Gene Lane. A Hughes 500 helicopter contracted from Last Frontier Helicopters, of Palmer, Alaska, was used to transport the crew to and from the project and to support drilling operations. Bering Air was used for charter fixed-wing support to and from Nome, including supplies and fuel delivery, using either a Caravan or Cessna 207.

2006 Reconnaissance Exploration

Reconnaissance exploration on the Property during 2006 consisted of geologic mapping, rock sampling (58 samples), and grid-based soil sampling (580 samples). Very little time was spent on reconnaissance mapping and rock sampling since drilling was the main emphasis of the program. Rock sampling and geologic mapping was completed at the Saddle prospect, at the Peace River prospect, and at several other locations along the south fork of Quartz Creek and elsewhere on the property. Soil sampling (148 samples) was completed on an extension of the previously established “Gossan grid”, on the newly established “Gusty grid” (166 samples), and on the newly established “Saddle grid” (288 samples). All three grids utilized sample and line spacings of 100m. Soil sampling was completed using a Tanaka power auger equipped with a 3.5 ft flight and specialized bit designed for soil sampling (Figure 16). See “Item 11: Mineralization” (above) for geochemical results of surface sampling on the project.

2006 Exploratory Drilling

Exploratory drilling commenced on the Property during 2006. This drilling consisted of diamond core drilling of 2,971 ft (905.6m) in 4 drill holes at three prospects, including the Saddle, Gossan and Gusty prospects. One drill hole (KW06-03) was completed on the Saddle prospect to a depth of 499ft (152.1m) . Two drill holes (KW06-1 and KW06-04) were completed on the Gossan prospect to depths of 880ft (268.2m) and 825ft (251.5m) . One drill hole (KW06-02) was completed on the Gusty prospect to a depth of 767ft (233.8m) . See “Item 13: Drilling” (below) for geochemical results of the drilling.

2006 Geophysical Surveys

Three ground magnetometer survey lines were completed on the Property in 2006, including one line on the Saddle prospect and two lines on the Gusty prospect (Figure 20). The instrument used was a Gem GSM-19 Overhauser magnetometer, with software V.6.0. , and accuracy to 0.01nT (“absolute” accuracy to 0.2nT) . The magnetometer utilized dual sensors; the lower ‘total field’ sensor was approximately 2 m above ground level, and the gradiometer sensor spacing was 56 cm. The magnetometer operated in continuous mode, with readings at two second intervals, and average distance between readings approximately 2.5 m. Position locations were recorded with an internal GPS. Profiles were plotted as a series of sub-profiles along each survey line which compare the magnetic gradient to the total magnetic field (Appendix 7). The survey results can be summarized as follows:

Line 1 (Saddle prospect): Line 1 extends to the east and west of the Saddle prospect (Figure 17). The east end of Line 1 (from point G eastward) is characterized by a high level of background ‘noise’, compared to the west end of this line. This might be caused by highly variable magnetite contents perhaps due to abundant interbedding of dacite-basalt flows with volcaniclastic rocks, or due to numerous mafic dikes known in this area. Compilation of sub-profiles west of point G indicate the presence of a significant magnetic anomaly located approximately 800m west of hill 1330’). The patterns of the sub-profiles suggest a narrow, steeply dipping magnetic dike or other magnetic body.

Tourmaline veins and replacements are common at the surface in this area, and are known to contain abundant pyrrhotite elsewhere on the Granite Mountain project.

Line 2 (Gusty prospect): Line 2 follows a loop from drill hole KW0602 to the east, then to the north, and then to the west across the east contact of the QCP (Figure 17). The total magnetic field shows a slight decrease west of the pluton contact, with several weak magnetic highs occurring within the pluton. These are most likely caused by dikes within the QCP which have little magnetic susceptibility contrast. The far west end of the profile, approximately 300m east of the west edge of the QCP, shows 3–4 magnetic anomalies of unknown origin.

Line 3 (Gusty prospect): Line 3 extends west from drill hole KW0602, and then to the northwest, ending approximately at the west end of line 2 (Figure 17). As with line 2, line 3 shows minor fluctuations in the total magnetic field at the east contact of the QCP, possibly indicating dikes or pyrrhotite-bearing hornfels or pyrrhotite-bearing veins along the contact. A significant magnetic anomaly occurs approximately 225m west of drill hole KW0602. The source of the anomaly is unknown, but appears to have a relatively steep eastern contact. A second significant magnetic anomaly occurs approximately 740m west northwest of drill hole KW0602. The source of this anomaly is also unknown, but appears to have steep contacts on both sides, suggesting a possible dike or vein deposit.

Item 13: Drilling

Drilling during 2006 consisted of diamond core drilling of 905.6m (2,971ft) in four drill holes at the Gossan, Gusty and Saddle prospects (Table 5). The drilling contractor was Diamond Drilling Consultants (DDC) of Sterling, Alaska. DDC provided a fly-capable, skid-mounted drill rig, drill rods, support equipment, and two drillers for the project. The drill used was a Siatech 45 custom-built by DDC, which was very compact and ran very smoothly (Figure 18). The heaviest helicopter pick-load was 930 lbs. The drill was powered by an Isuzu diesel engine and was equipped with a JKS drill head with a “B” chuck size. The main line winch was rated at 8,000 lbs, and the pull-back on the drill head was rated at 14,000 lbs. The core barrel was 5ft in length and the core diameter was 4.4 cm (thin-wall BDX, or “BDBGM”).

Table 5. Diamond core drill holes completed on the Property in 2006.

Drill Hole	Prospect	UTME nad27	UTMN nad27	Elevation (ft)	Azimuth	Dip	Total Depth (ft)	Total Depth (m)
KW06-01	Gossan	390920	7257080	778	na	90	880	268.2
KW06-02	Gusty	389976	7260124	768	214	-60	767	233.8
KW06-03	Saddle	389961	7262224	1252	204	-60	499	152.1
KW06-04	Gossan	390745	7257087	777	na	90	825	251.5

The drill ran two 12-hour shifts per day, using two-man crews consisting of one driller and one drill helper. Tear-downs were typically less than 1 hour, and required only two wrench sizes; all hoses are equipped with quick disconnects. Drill pad preparation was done by hand, although very little preparation was needed. Most of the drill holes encountered appreciable groundwater; water production averaged approximately eight gallons per minute. Small amounts of either liquid or powder type polymers were added to circulating water for lubrication. The drill performed extremely well considering the poor ground conditions, and suffered only a few minor equipment failures. Every hole achieved the target depth. Drill core was transported from the drill site back to the base camp, on average twice daily, where it was processed. From base camp, chain of custody went to Bering Air, who provided air transport to Nome (on average twice weekly). Chain of custody was then transferred to Alaska Airlines, who shipped the samples to Fairbanks. In Fairbanks, chain of custody was transferred back to MI, who received the samples and delivered them to MI’s secure storage building in Fox, Alaska, where they were sorted and lab submittal forms were completed. Chain of custody then went to Alaska Assay Laboratories who picked up the samples and delivered them by truck to their laboratory facility in Fairbanks.

Downhole surveys were conducted for drill holes KW0602 and KW0603. The surveys were conducted using a FlexIt tool. Azimuth and dip angle information was collected at 20ft (6.1m) intervals beginning at a depth of -50ft (-15.24m) below the drill hole collar and continuing to the bottom of the holes. The FlexIt tool measures the azimuth and dip of the drill hole, based on the earth’s magnetic field, as well as the total magnetic field, residual gravity, temperature, and other features. After the survey is completed, the data is transmitted from the FlexIt tool to the StoreIt pad. The data is downloaded from the StoreIt pad into a computer and processed using the MeasureIt software. Each of the drill holes showed only minor changes from their orientation at the surface. Drill hole KW0602 steepened from a dip of -60.24 degrees at the -50ft (-15.24m) level to a dip of -63.1 degrees at the -750ft (-228.6m) level. The azimuth for drill hole KW0602 was 208.31 degrees at the -50ft (-15.24m) level and showed a gradual increase to a maximum of 218.34 at the -670ft (-204.22m) level. This variance is considered to be very minor and can actually be caused by local changes in magnetic properties of the wall rocks. Drill hole KW0603 steepened from a dip of -60.81 degrees at the -50ft (-15.24m) level to a dip of -62.81 degrees at the -430ft (-131.1m) level. The azimuth for drill hole KW0603 also swung slightly towards the west with increasing depth, from 200.09 degrees at the -50ft (-15.24m) level to a maximum of 207.57 degrees at the 430ft (-131.1m) level.

Core recovery and rock quality data for the 2006 drilling program are summarized in Table 6. The data verifies the very poor ground conditions, particularly at lower elevations. The average run length for all drill holes was 3.48ft and the average recovery for all runs with <= 100% recovery was 79.79% . Approximately 37% of the drill runs returned < 80% recovery. The average RQD for all drill holes was 24.46% . The highest average run lengths, best recovery and fewest runs with 0% RQD was obtained in drill hole KW0603, at the Saddle prospect. The other drill holes had extremely large numbers of runs with 0% RQD, again attesting to the very poor rock quality. All of the drill holes had an excessive number of runs with >100% recovery, suggesting some problems existed with footage block placement or with core length measurements.

Table 6. Statistical data for drilling on the Property in 2006.

Drill Hole	Total Depth (ft)	Total Depth (m)	Total Runs	Av. Run Length (ft)	Av. Run Length (m)	Average Recovery for runs with <=100% Rec %	# Runs with > 100% Rec	# Runs with 0% RQD	% of DH with 0% RQD	Av RQD % for runs with >0% RQD
KW0601	880	268.2	320	2.75	0.84	75.5	19	238	74	24.67
KW0602	767	233.8	242	3.17	0.97	78.16	15	157	65	24.62
KW0603	499	152.1	106	4.71	1.44	84.5	13	41	39	22.95
KW0604	825	251.5	249	3.29	1.0	81	23	179	72	25.59

All drill core processing took place at base camp. The core was first washed to remove drilling fluids and debris. Then the core sample intervals were determined by the geologist (using nominal 5ft intervals), marked on wooden blocks, and inserted into the core boxes. Following this procedure, each individual box of drill core was photographed. Logging was done by traditional and digital methods; digital logs of the drill holes are provided in Appendix 8. Traditional methods included descriptions of lithology, grain size, structures, veins, alteration, and mineralization, and included construction of a graphic log. Coding of color, lithology, alteration, shearing, % iron oxide, vein types, accessory minerals, % calcite, % clay, fracture orientation, fracture spacing, fracture angularity, fracture fill minerals and surface roughness was assigned for each sample, and entered into a laptop computer. After logging, the core was split on site using a portable, gravity-feed, hydraulic-driven diamond saw powered by a Honda generator.

2006 Exploration Drilling Results

Three drill sections were constructed to interpret the results. Section A-A’, at the Gossan prospect, shows drill holes KW0601 and KW0604 (Figure 19). Section B-B’, at the Gusty prospect, shows drill hole KW0602 (Figure 20). Section C-C’, at the Saddle prospect, shows drill hole KW0603 (Figure 21). The location of section A-A’ is shown in Figure 11; the location of sections B-B’ and C-C’ are shown in Figure 9.

Gossan Prospect: Drill Holes KW0601 and KW0604

Drill section A-A’ (Figure 19) summarizes the geology and significant drill intercepts for drill holes KW0601 and KW0604 at the Gossan prospect (Figure 11). Drill hole KW0601 intersected a thick sequence of volcanic and volcaniclastic sedimentary rocks which persisted to a depth of approximately 770ft, where a 15ft thick dike of syenite was intersected. Below the dike the volcanic/volcaniclastic sequence continued to a depth of 845ft, where massive syenite was intersected. The massive syenite persisted to the bottom of the drill hole at 880ft. Drill hole KW0604 collared in mudstone and penetrated alternating volcaniclastic sedimentary rocks and felsic to intermediate tuffs.

Assay results for drill hole KW0601 are summarized in Table 7. The highest gold value in the drill hole was 204 ppb Au, which occurred in propyllitic-altered, laminated siltstone containing banded quartz veins with trace stibnite at a depth of 130ft (zone 3). Zone 1 corresponds to oxidized, altered sandstone, and zone 2 corresponds to massive mudstone containing arsenopyrite-calcite veins. Zone 4 corresponds to massive, amygduloidal and pumaceous dacite with pervasive quartz-sericite alteration and silicification, and mineralization consisting of minor calcite and sulfide-tourmaline-quartz veinlets. Sulfides include pyrite, pyrrhotite and arsenopyrite. Zone 5 corresponds to a sequence of alternating dacite and siltstone with pervasive silicification and local calcite-quartz and sulfide-quartz veinlets. Sulfides in zone 5 veinlets included arsenopyrite, stibnite and pyrite. Zones 6 and 7 correspond to silicified hornfels derived from sandstone, siltstone and andesite, and containing abundant sulfide-tourmaline-quartz veinlets (including pyrite, arsenopyrite and pyrrhotite). Zone 8 is hosted in massive, silicified syenite containing disseminated pyrite and calcite-tourmaline-quartz veinlets.

Table 7. Summary of assay results for drill hole KW0601, drill section A-A’ (Figure 19).

Zone	Footage	Assay Results
1	25’-30’	5 ft @ 29ppb Au, 89.7ppm Cu
2	50’-55’	5 ft @ 35ppb Au, 2.1ppm Ag, 2311ppm As, 208.2ppm Pb, 7.9ppm Mo, 24.8ppm Sb, 6.5ppm Sn, 10.4ppm Th, 1858ppm Zn
3	130’-135’	5 ft @ 204ppb Au
4	310’-340’	30ft @ 21.5ppb Au
5	450’-495’	45ft @ 16.7ppb Au, 248.9ppm Pb, 211.33ppm Sb including 5ft @ 120.6ppm Cu, 1,185.2ppm Pb, and 1,062.9ppm Sb
6	510’-540’	30 ft @ 18ppb Au, 30.57ppm Pb, 16ppm Sb, 4.27ppm Sn,
including 5 ft @ 105.1ppm Pb, 44.8ppm Sb, 5.8ppm Sn
7	650’-680’	30 ft @ 21.17ppb Au, 94.55ppm Cu, 21.1ppm Pb, 25.05ppm Sb, 4.88ppm Th, including 5 ft @ 51.3ppm Pb, 30.3ppm Sb, and 5 ft @ 10.6ppm Sn, 10 ft @ 9.75ppm Th
8	850’-865’	15 ft @ 13.33ppb Au, 89.93ppm Cu, 8.67ppm Mo, 150.17ppm Pb, 9.17ppm Sn, 18.47ppm Th, 8.3ppm U including 5 ft @ 160.2ppm Cu, 318.5ppm Pb, 13.5ppm Sn, 18.9ppm Th

Assay results for drill hole KW0604 are summarized in Table 8. Zone 1 mineralization is hosted in a monotonous sequence of weakly hornfelsed mudstone and underlying altered dacite tuff. The maximum Au value within zone 1 was 27ppb, from altered tuff. The mudstone contains almost no obvious mineralization, other than trace local pyrrhotite or pyrite veinlets, and disseminated magnetite, yet Cu values up to 303ppm were returned. Silicified dacite beneath the mudstone contains up to 5% calcite veins with minor amounts of pyrrhotite and arsenopyrite; samples from this part of zone 1 returned highly anomalous As values (up to 2,481ppm), Pb values (up to 374ppm) and Sb values (up to 62ppm). Zone 2 mineralization is largely hosted in silicified dacite tuff overlying and in fault contact with hornfelsed siltstone below. The tuff contains abundant clay alteration and up to 5% pyrrhotite-dolomite veinlets. A shear zone at the tuff-silstone contact contains some cm-scale massive pyrrhotite-arsenopyrite veins and replacements which returned elevated Au (45ppb) and highly anomalous Ag (11.6ppm), Bi (332ppm), Cu (2,471ppm), Pb (1,459ppm), Sn (16.2ppm) and W (23.4ppm) . Zone 3 mineralization, which is hosted in hornfelsed, silicified siltstone containing pyrrhotite-tourmaline-quartz and pyrrhotite-calcite veinlets, returned a maximum Au value of 31ppb. Zone 4 mineralization is hosted in alternating tuff, mudstone and siltstone which is pervasively silicified or clay-altered. Mineralization in zone 4 consists of abundant sulfide-tourmaline-quartz stockworks; sulfides include pyrrhotite, pyrite, chalcopyrite and arsenopyrite.

Table 8. Summary of assay results for drill hole KW0604, drill section A-A’ (Figure 19).

Zone	Footage	Assay Results
1	80’-160’	80 ft @ 19ppb Au, 130.43ppm Cu, 42.79ppm Pb, 12.34ppm Sb, 3.48ppm Sn including 15 ft @ 1350ppm As, 182.67ppm Pb, 41.17ppm Sb, 5.87ppm Sn
2	225’-305’	80 ft @ 15.56ppb Au, 1.1ppm Ag, 233.08ppm Cu, 158.63ppm Pb, 19ppm Sb, 7.29ppm Sn, 3.4ppm
Th, 1.44ppm U, 12.58ppm W
including: 5 ft (290-295)@ 45ppb Au, 11.6ppm Ag, 331.7ppm Bi, 2470.8ppm Cu, 1458.6ppm Pb,
16.2ppm Sn, 23.4ppm W
3	525’-570’	45 ft @ 15.4ppb Au, 141.12ppm Cu, 2.25ppm Mo, 34.24ppm Pb, 3.04ppm Th, 1.11ppm U including: 10 ft (565-575)@ 128.4ppm Pb, 23.75ppm Sb
4	650’-740’	90 ft @ 12.74ppb Au, 1.76ppm Ag, 6.18ppm Bi, 352.56ppm Cu, 3.16ppm Mo, 124.88ppm Pb,
47.39ppm Sb, 41.52ppm Sn, 22.26ppm W
including: 25 ft (695-720)@ 4.2ppm Ag, 499.8ppm As, 13.9ppm Bi, 814.72ppm Cu, 5.32ppm Mo,
290.98ppm Pb, 97.98ppm Sb, 51.54ppm Sn, 25.66ppm W

Gusty Prospect: Drill Hole KW0602

Drill section B-B’ (Figure 20) summarizes the geology and mineralized drill intercepts for drill hole KW0602 at the Gusty prospect (Figure 9). The drill hole intersected altered syenite from 0-85ft. From 85-420ft the drill hole intersected a thick sequence of interlayered siltstone, sandstone, dacite tuff and local andesite flows. A dike zone from 115-375ft contains numerous granodiorite and syenite dikes, which are locally bounded by mineralized shear zones. From 420ft to the bottom of the hole at 767ft the drill hole intersected monotonous hornfelsed siltstone with local calc-silicate interlayers.

Assay results for drill hole KW0602 are summarized in Table 9. Zone 1 mineralization consists of pyrrhotite-chalcopyrite-arsenopyrite-stibnite veinlets and disseminations hosted in altered syenite, which returned elevated Au and Ag values (up to 72ppb and 0.7ppm, respectively), highly anomalous As-Pb-Sb, and weakly anomalous Sn-Th-U. Mineralization in zones 2, 4 and 5 consists of chalcopyrite-pyrrhotite-arsenopyrite veinlets hosted in dacite tuff, sandstone and siltstone (respectively). Mineralization in zone 3 is focused in a carbonate-altered, tourmalinized hornfels zone containing stibnite-arsenopyrite-galena veinlets. Zone 6 mineralization consists of stibnite-arsenopyrite veinlets largely hosted in altered dacite. Zone 7 mineralization is both dacite- and hornfels-hosted and consists of stibnite-arsenopyrite-chalcopyrite-galena veinlets. Zone 7 returned the highest gold value of the drilling program (323ppb) which is associated with highly anomalous Cu-AgAs-Pb-Sb-Sn-Zn. Zone 8, which directly underlies zone 7, carries the same geochemical signature as zone 7, except for a distinct absence of Au-As. This suggests an association of gold with arsenopyrite in similar settings. Mineralization in zones 9 and 10 consists of banded, chalcedonic quartz stringers and local chalcopyrite-pyrrhotite veinlets hosted in tourmaline hornfels. Zone 11 mineralization consists of weak pyrrhotite veinlets in tourmalinized and calc-silicate hornfels. Zone 12 mineralization is hosted in biotite hornfels and consists of crustiform or banded chalcedonic quartz veinlets with local trace pyrrhotite, chalcopyrite and galena.

Table 9. Summary of assay results for drill hole KW0602, drill section B-B’ (Figure 20).

Zone	Footage	Assay Results
1	25’-55’	30 ft @ 39.33ppb Au, 0.27ppm Ag, 2214.5ppm As, 7.9ppm Mo, 26.47ppm Pb, 148.38ppm Sb, 6.62ppm Sn, 16.85ppm Th, 8.73ppm U
2	85’-90’	5 ft @ 4.9ppm Ag, 2249ppm As, 13.5ppm Bi, 342.1ppm Cu, 8.4ppm Mo, 549.9ppm Pb, 67.2ppm Sb, 12.5ppm Sn, 7.4ppm Th, 1459ppm Zn
3	130’-175’	45 ft @ 1090.33ppm As, 155.8ppm Cu, 79.17ppm Pb, 110.22ppm Sb, 4.23ppm Sn, 8.77ppm Th,
5.42ppm U
including: 10 ft (160-170)@ 0.85ppm Ag, 2173.5ppm As, 303.3ppm Cu, 289.95ppm Pb, 398,85ppm
Sb, 6.1ppm Sn
4	210’-215’	5 ft @ 3.4ppm Ag, 957ppm As, 22.7ppm Bi, 751ppm Cu, 144.2ppm Pb, 103.6ppm Sb, 20.5ppm Sn, 6.3ppm Th, 4.6ppm U
5	225’-230’	5 ft @ 3.3ppm Ag, 129.4ppm Cu, 264.4ppm Pb, 35.6ppm Sb, 7,9ppm Sn, 13.8ppm Th, 4.8ppm U
6	265’-300’	35 ft @ 878.86ppm As, 1736.07ppm Sb, 4.86ppm Sn, 4.83ppm Th, 37.89ppm W
7	370’-410’	40 ft @ 84.75ppb Au, 2.63ppm Ag, 1480.5ppm As, 104.69ppm Cu, 730.04ppm Pb, 189.91ppm Sb,
24.51ppm Sn, 7.86ppm Th, 3.1ppm U, 4461.38ppm Zn
including: 10 ft (395-405) of 281ppb Au, 9.15ppm Ag, 4595.5ppm As, 185.95ppm Cu, 2451.15ppm
Pb, 517.75ppm Sb, 79.75ppm Sn, 16850ppm Zn
8	410’-420’	10 ft @ 231.15ppm Cu, 238.3ppm Pb, 64.15ppm Sb, 6.55ppm Th
9	500’-505’	5 ft @ 249.7ppm Cu, 5.9ppm Th, 6.5ppm U
10	515’-520’	5 ft @ 209.8ppm Cu
11	550’-580’	30 ft @ 13ppb Au, 176.2ppm Cu, 16.78ppm Pb, 11.22ppm Sb
12	625’-745’	100 ft @ 125.15ppm Cu, 17.93ppm Pb, 5.12ppm Th

Saddle Prospect: Drill Hole KW0603

Drill section C-C’ (Figure 21) summarizes the geology and mineralized drill intercepts for drill hole KW0603 at the Saddle prospect (Figures 9). The drill hole collared in dacite tuff and proceeded downward through interlayered dacite tuff and hornfelsed siltstone. Hornfelsing of the siltstone increases dramatically with depth, as does tourmalinization. Altered granodiorite was intersected from 265-345ft and from 420-499ft (bottom of hole). The lower granodiorite unit contains local inclusions of hornfels siltstone and is cut by a dike of trachytic monzonite.

Assay results for drill hole KW0603 are summarized in Table 10. Zone 1 is a mineralized gossan containing local zones of clay and relict sulfide-tourmaline-quartz veins and vein breccia. Sulfides in this zone include pyrite, galena and sphalerite. The zone returned anomalous Ag (up to 2.5ppm) and highly anomalous Pb (up to 3,505ppm) and Zn (up to 4,098ppm). Mineralization in zone 2 consists of pyrrhotite-tourmaline-quartz and sphalerite-galena veins hosted in clay-altered, locally brecciated, hornfelsed siltstone. Ag values range up to 10.2ppm, Pb values range up to 6,612ppm and Zn values range up to 22,840ppm within zone 2. Zone 3 mineralization is similar to that in zone 2, although it is less abundant. Zone 4 mineralization consists of pyrrhotite-tourmaline-quartz veins which returned highly anomalous Pb values (up to 312ppm), suggesting the presence of galena. Mineralization in zone 5 is hosted exclusively within the upper portion of the upper granodiorite dike and consists of pyrite-pyrrhotite-tourmaline-quartz veins with local arsenopyrite-stibnite. Zone 6 and zone 7, which consist of alteration/mineralization halos adjacent to a 5ft thick granodiorite dike, are characterized by the same mineralization assemblage seen in zone 4. The appearance of arsenopyrite and galena correlates with an increase in Au values (up to 91ppb). Zone 8 mineralization consists of calcite-sulfide-tourmaline-quartz veins and vein breccia hosted in brecciated granodiorite. This zone returned Au values up to 63ppb along with highly anomalous Pb and Zn values, and weakly anomalous Ag, As and Cu values. Mineralization in zone 9 is hosted in a clay-altered, hornfels inclusion within the granodiorite, and consists of sphalerite-galena veins.

Table 10. Summary of assay results for drill hole KW0603, drill section C-C’ (Figure 21).

Zone	Footage	Assay Results
1	0’-40’	40 ft @ 0.9ppm Ag, 753.61ppm Pb, 10.81ppm Sb, 13.74ppm W, 1756ppm Zn
2	60’-110’	50 ft @ 3.9ppm Ag, 8.75ppm Bi, 1721.82ppm Pb, 24.68ppm Sb, 12.62ppm Sn, 15.43ppm W,
6652.5ppm Zn
including: 5 ft (70-75’)@ 10.2ppm Ag, 2252.9ppm Pb, 21.8ppm Sb, 13840ppm Zn
including: 5 ft (90-95’)@ 9.5ppm Ag, 38.1ppm Bi, 102.2ppm Cu, 739.2ppm Pb, 44.6ppm Sb,
14.9ppm Sn, 11150ppm Zn
3	120’-155’	35 ft @ 185.49ppm Pb, 14.21ppm Sn, 3.93ppm Th, 9.83ppm W
4	175’-250’	75 ft @ 73.9ppm Pb, 23.73ppm Sn, 2.9ppm Th, 11.37ppm W
5	265’-305’	40 ft @ 12.6ppm Mo, 16.08ppm Sn, 17.68ppm Th, 7.2ppm U
6	360’-370’	10 ft @ 60ppb Au, 0.7ppm Ag, 627ppm As, 8.25ppm Bi, 5.2ppm Mo, 75.6ppm Pb, 13.9ppm Sn, 13.2ppm Th, 6.85ppm U
7	375’-380’	5 ft @ 21ppb Au, 0.7ppm Ag, 5.2ppm Mo, 653.1ppm Pb, 22.3 Sn, 13ppm Th, 6.6ppm U
8	425’-435’	10 ft @ 46.5ppb Au, 2.1ppm Ag, 960.2ppm Pb, 18.65ppm Sb, 23.85ppm Sn, 14.5ppm Th, 8ppm U, 8093ppm Zn
9	445’-450’	5 ft @ 5.2ppm Ag, 3704.3ppm Pb, 69ppm Sb, 13.8ppm Sn, 42.2ppm Th, 23ppm U, >200ppm W, 1963ppm Zn

Item 14: Sampling Method and Approach

Approximately 148 rock samples, 663 soil samples, 45 stream sediment samples, and 21 pan concentrate samples have been collected on the Property during 2005-2006, and most of these were collected during 2006. Rock and soil sampling was completed both years, and stream sediment and pan concentrate sampling were completed only during 2005. Sample descriptions were recorded at the sample sites in either a standard field notebook or on pre-printed note cards, and location data was gathered using either a Garmin or Trimble GPS handheld unit. Field notes were scanned and GPS location data were downloaded into the computer at base camp on a regular basis. Location data were plotted in camp using GIS software to determine precise map locations and facilitate field mapping. Location data and summarized sample descriptions were later incorporated into a master GIS database.

Rock Sampling Method: The same rock sampling method was used during both 2005 and 2006. Rock grab samples consisted of 10-30kg of material, and were collected from outcrop when possible, however, due to poor exposure, many of the rock samples represent rubble. All samples were collected in 7.5 x 12 in cotton canvas or olefin sample bags at the sample site, and later in base camp were organized into woven polypropylene bags for transit. Rock sample data was recorded on site on sample cards or in standard field books, including lithology, alteration and mineralization.

2005 Soil Sampling Method: Soil samples collected during 2005 were obtained by using a pick and shovel to dig a hole approximately 1–2ft deep and collecting soil from of the C-horizon. This material was screened on-site using a -8 mesh stainless steel sieve to obtain an approximately 1 kg sample, which was placed into a Hubco Sentry sand bag, which was then placed in a sealed ziplock plastic bag. Rock chips were collected from the oversize material and kept for later inspection. The pits were then reclaimed to their natural state, and the sampling tools were wiped clean to prevent contamination of subsequent samples. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

2006 Soil Sampling Method: Soil sampling during 2006 was completed using a Tanaka power auger equipped with a 3.5ft flight and specialized bit designed for soil sampling. Above the break in slope and on the ridges sampling conditions were relatively good, with each site requiring only 1–2 attempts to obtain sufficient sample material, and average depths ranging from 2–3ft. The sampling conditions were poor in the Kiwalik River valley below the break in slope, with each site requiring 4–8 attempts to locate sufficient sample material, due to abundant organics and poorly developed soils. These sites also experienced extremely wet ground conditions, causing additional problems due to the samples washing off of the flight before extraction from the drill hole. Grid-based soil sampling during 2005 and 2006 utilized 100m sample and line spacings, and ridge-line traverses utilized approximately 200m spacings or random selected locations. Soil sample data included notes on location, soil stratigraphy and rock chip lithology.

Stream Sediment Sampling Method: Stream sediment sampling on the Granite Mountain property during 2005 was conducted on first order streams on approximately one quarter mile spacing. The samples were obtained using an aluminum scoop to collect material from the active channels of streams where silt was observed. The samples were wet-screened on-site using -20 mesh and -100 mesh stainless steel sieve screens placed over a bucket. The slurry was allowed to stand approximately 30 minutes, the water decanted, and the silt sample carefully retrieved from the bucket and placed into a Hubco Sentry sand bag. The sand bags were then placed into a sealed ziplock plastic bag. In some locations where silt was unavailable, moss was collected. Silt material was extracted from the moss by shaking and rinsing over a bucket, and then recovered as described previously. Stream sediment sample notes included width and depth of the active channel and relative proportions of different size material in the sample.

Pan Concentrate Sampling Method: Pan concentrate samples were collected during 2005 on the Granite Mountain property at stream sediment sample sites on 2nd and 3rd order streams, where sand and gravel existed in the stream bed. Coarse material was dug from a depth of approximately 2ft in the stream bed, typically a gravel or point bar. A 16 inch plastic gold pan was heaped with coarse material and panned down to a smaller volume of material which was washed into a 10 inch gold pan. The process was repeated a total of 3 times before the accumulated material in the 10 inch gold pan was panned down to remove light minerals and form a heavy mineral concentrate, which was then retrieved and bagged by the same methods described above for stream sediment samples. Any fine placer gold particles present in the final pan were counted and removed from the sample before bagging.

Core Sampling Method: All core from the 2006 program was logged at the Bear Creek base camp by DLM. The core sample intervals were indicated by wooden blocks placed at the end of the sample interval and labeled with the sample number. Digital photographs of the core boxes were taken and archived. Drill samples were obtained by splitting the core in the field using a Haley hydraulic-driven diamond saw powered by a Honda gasoline engine. One half of the core was used for the sample and the other half was put in its original position in the original core box. The split core is currently being stored at MI’s facility in Fox, Alaska.

Item 15: Sample Preparation, Analyses and Security

All geochemical samples from both the 2005 and 2006 field programs were prepared by Acme Analytical Laboratories. The samples were placed in double, woven polypropylene shipping sacks, secured with wire ties, and shipped by charter air service from the Granite Mountain project base camp to Nome, and thence from Nome to Fairbanks by Frontier Flying Service. Chain of custody was then transferred to MI, who transported the samples by truck to their facility in Fox, Alaska where they were stored temporarily in a locked garage until the chain of custody was transferred to a courier for Alaska Assay Labs. Alaska Assay Labs did all sample prep for 2005-2006. MI’s personnel sorted the samples and prepared the lab submittal forms. While in MI’s possession, the sample bags and shipping bags were inspected for integrity and found to be in good condition.

The entirety of each rock sample was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh). Samples were analyzed for Au by fire assay by American Assay, in Reno, Nevada (2005), and by Alaska Assay Laboratories, in Fairbanks, Alaska (2006). All rock samples were analyzed for Au using standard 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish. Then the samples were analyzed for a suite of elements by using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. The 2005 samples were analyzed for a suite of 49 elements by ALS Chemex. The 2006 samples were analyzed for a suite of 40 elements by Acme Analytical Laboratories. Analytical results in both digital and paper copy format were sent to LGC and MI immediately on completion of the analyses, and certificated copies of those results followed thereafter. All rejects are being stored by Alaska Assay Labs; 2005 pulps are being retained by MI, and 2006 pulps are currently in possession of Alaska Assay Labs.

Item 16: Data Verification

A total of 81 standards and 98 blanks were used during the 2006 field program to verify the quality of the analytical results. For the soil samples, one standard and one blank were inserted into the sample stream on a 3 pair per 100 sample basis. Three standards and one blank were distributed randomly in the rock samples. For the drill samples, Alaska Assay Laboratories inserted one standard and one high blank into the sample stream on a 1 pair per 18 sample basis. These standards included one high standard (approximately 1,010ppb) and one low standard (approximately 415ppb). Additional standards, including one high standard (approximately 200ppb Au) and one low standard (approximately 90ppb Au) were inserted into the drill sample stream by LGC, on a 3 pair per 100 sample basis. Blanks were also inserted at the beginning and end of each drill hole. Commercially prepared gold standards were used. Blank samples consisted of basalt from the Browns Hill Quarry near Fairbanks. This material is ideal because of its hardness, which helps scour the crusher plates and grinders, and because of its consistent chemical signature which is void of gold and other elements typically used as gold pathfinders. Examination of the assay results for standards and blanks indicates no unusual or spurious sample results.

Item 17: Adjacent Properties

One currently active claim in-holding exists in the south fork of Quartz Creek (Figure 2). These claims, which include four 160acre State of Alaska mining claims in Section 16, Township 1 N, Range 13W, Kateel River meridian, are owned by Greatland Exploration Ltd. Greatland Exploration Ltd. also owns four 160acre claims near the head of the main branch of Quartz Creek on the west side of the Property, in sections 11 and 12, Township 1 N, Range 13 West. Kelly Thomas, a private placer miner, owns twenty 40acre State of Alaska mining claims located on Sweepstakes Creek (just south of the Property), in sections 10, 11, 15, 22, 27, 28, 33 and 34 of Township 1S, Range 13W, Kateel River meridian. These claims, which cover a currently active placer gold mining operation in upper Sweepstakes Creek, are not contiguous with the Property.

Item 18: Mineral Processing and Metallurgical Testing

To the best of my knowledge, there has been no mineral processing or metallurgical testing on the Property.

Item 19: Mineral Resource and Mineral Reserve Estimates

Currently there are no resources or reserves defined on the Property that comply with the CIM DEFINITION STANDARDS ON Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, November 14, 2004.

Item 20: Other Relevant Data and Information

Stream sediment and pan concentrate data collected on the Property in 2005 were briefly examined and found to be of limited usefulness for this evaluation. The reader is referred to the 2005 summary report on the Granite Mountain project for details regarding that data (Murray, 2006). To the best of my knowledge, there are no other data available that relates directly to the lode potential of the Property.

Item 21: Interpretation and Conclusions

Polymetallic (Pb-Zn-Sb-Cu-Mo-Ag-Au-Sn-W) mineralization on the Property is found in two key areas, including the “Kiwalik trend”, and the upper Peace River area. Both areas implore porphyry models, however, the data suggests mineralization in the Peace River area resulted from more highly fractionated plutonic rocks.

Mineralization in the Kiwalik trend is hosted in both intrusive and volcanic rocks, and has several different modes of occurrence. The most common modes are sulfide-tourmaline-quartz veins and vein breccias, sulfide-disseminations and veinlets, sulfide-rich veins, pyrite-chlorite-calcite-quartz veins, and sulfide-quartz veins and stockwork veinlets. Sulfide-rich and sulfide-bearing veins contain complex sulfide assemblages, including various combinations of pyrrhotite, pyrite, arsenopyrite, galena, sphalerite, stibnite, chalcopyrite, molybdenite, bismuthinite, and possible pyrargyrite. Pyrargyrite can form as an alteration product of argentiferous galena, which may account for some of the high Ag values in this area. True ‘porphyry-style’, pyrite-chalcopyrite-molybdenite-quartz veinlets have only been found in a few locations. In a few examples, sulfide minerals are zoned outward from mineralized structures, for example, proximal chalcopyrite-sphalerite-pyrite gives rise to distal arsenopyrite-stibnite. This evidence suggests structural conduits may have played a key role. The predominance of mineralized breccias further supports this idea. Galena, which is quite common, most likely indicates a distal vein environment. Well-developed gossans, often characterized by carbonate alteration and breccia fabrics, have returned the best gold and silver values to date. These features are linear in nature, again suggesting the importance of vein systems formed along major structural features peripheral to a sub-volcanic porphyry system.

Mineralization in the Peace River area includes fluorite-molybdenite-pyrite-galena veinlets and disseminations hosted in syenite and adjacent hornfels. The mineralization is characterized by highly anomalous Mo-Pb-Cu-Th-U-W. Extremely high Th and U values are due to the presence of uranothorianite, which in turn suggests the PRS may be prospective for REE’s. Galena found in the Peace River area is not argentiferous, suggesting a different origin than galena found in the Kiwalik trend. Overall the data from the Peace River area suggests a porphyry Mo environment associated with a highly fractionated, alkalic source pluton.

In spite of the distinct differences between the two areas, commonalities also exist. For example, drilling in the Kiwalik trend intersected syenitic dike rocks at depth, and modest W-Th-U values were found in both surface and drill samples. Also, minor amounts of fluorite and molybdenite were reported in some samples from the Kiwalik trend. It should be noted that pan concentrate samples draining the north end of the GMP contained highly anomalous U and Th, which suggests uranothorianite is present in this area.

Assay results for rock and soil samples from the Property are encouraging and have provided much useful information to guide future prospecting. In particular, results from the Saddle prospect suggest that rock and soil sampling should be expanded in this area. Anomalous soil geochemistry at the Saddle prospect forms a ring pattern around Hill 1330’. This pattern could possibly represent a geochemical zonation associated with a mineralized pipe, or it could result from the exposure pattern of a flat-lying mineral zone. Further investigation is needed to determine the cause of this anomaly pattern. On a larger scale, a lateral geochemical zonation is evident in soil samples from the Saddle grid. This zonation consists of higher As values and lower base and precious metal values towards the west, near the QCP, grading into higher base and precious metal values and lower As values eastward, away from the QCP. This zonation pattern should be further tested and may be used as a guide for future exploration. Results from the Peace River prospect are also very encouraging and warrant further work.

Item 22: Recommendations

Based on the data available and conclusions drawn in this report, I propose that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2). The total estimated cost of the proposed Phase 1 surface exploration program is $ 504,064 (CAN$). The total estimated cost of the proposed Phase 2 exploration drilling program is $ 325,238 (CAN$).

Phase 1: Surface Exploration Program

1)

Conduct additional rock grab sampling and geologic mapping of the known prospects, and initiate extensive rock grab sampling of any other new occurrences generated from the 2005- 2006 programs, including any other occurrences documented previously. Geologic mapping should accompany all such sampling. The estimated time for this sampling and mapping is 60 person days and the estimated cost of this sampling is approximately $ 78,189 (CAN$).

2)

Conduct grid-based auger soil sampling, at nominal 100m spacing, to connect the Gusty and Saddle grids, to extend the Saddle grid towards the north, and to extend the Peace River grid towards the north. It is also recommended that infill sampling be conducted on the Peace River grid to better define targets in that area. The estimated time for this sampling is 120 person days and the estimated cost of this sampling is approximately $ 112,022 (CAN$).

3)

Conduct trenching and rock chip channel sampling, using nominal 5ft sample intervals, on the Saddle, Gossan and Peace River prospects. Suggested trench locations are shown in Figures 9 and 14. Detailed trench floor geologic mapping should be conducted concurrently. All samples from the Peace River prospect should be analyzed for REE’s in addition to the normal multi-element package. The estimated cost of this trenching, sampling and mapping program is approximately $ 91,313 (CAN$).

4)

Conduct a property-wide, detailed airborne geophysical survey including both magnetic and radiometric surveys. The magnetic surveys would be used map structural trends and zones of pyrrhotite or magnetite concentrations; the radiometric survey would be used to locate concentrations of radioactive minerals (such as uranothorianite) and possible zones of REE mineralization. The estimated cost of this survey is approximately $ 82,589 (CAN$).

5)

Conduct additional ground geophysical surveys, including both magnetic and radiometric surveys, at the known prospects and in other prospective areas. A ground scintillometer survey is particularly important for the upper Peace River area. The estimated time for these surveys is 30 person days and the estimated cost of this work is approximately $ 27,078 (CAN$).

Phase 2: Exploration Drilling Program

1)

Conduct a 6 hole exploration diamond drilling program with a total drill footage of 3,600ft (1,097m). The average drill depth should be approximately 600ft (183m), although this depth should be modified according to the local geologic conditions. Two drill holes are recommended to further test the Saddle prospect. Two drill holes are recommended to test the Peace River prospect. Two additional drill holes are also recommended to either split between these prospects or test any newly discovered drill targets generated from the surface exploration program. The estimated cost of this drill program is $ 325,238 (CAN$).

Item 23: References

Adams, D.D., 2007, Compilation of selected element geochemistry and statistics for rock, soil and drill samples, drill logs, and ground magnetic surveys for the Granite Mountain property, 2005-2006: Linux Gold Corp. in-house technical report GM06-1, 150p.

Alaska Division of Geological & Geophysical Surveys, 1973, Aeromagnetic map, west half of Candle Quadrangle: Alaska Division of Geological & Geophysical Surveys Alaska Open-File Report 4, 5 p., 1 sheet, scale 1:250,000.

Arth, J.G., and others, 1989, Isotopic and trace-element variations in the Ruby batholith, Alaska, and the nature of the deep crust beneath the Ruby and Angayucham terranes: Journal of Geophysical Research, v. 94, p. 15941 - 15956

Barker, J.C., 1991, Investigation of rare-earth elements, Zane Hills pluton, northwestern Alaska: U.S. Bureau of Mines Open-File Report 36-91, 33p.

Barnes, D.F., 1971, Preliminary Bouguer anomaly and specific gravity maps of Seward Peninsula and Yukon Flats, Alaska: U.S. Geological Survey Open-File Report 71-14, 11 p., 4 sheets, scale 1:1,000,000.

Gault, H.R., Kelleen, P.L. and West, W.S., 1953, Reconnaissance for radioactive deposits in the northeastern part of the Seward Peninsula, Alaska, 1945-1947 and 1951: U.S. Geological Survey Circular 250, 31p.

Lockwood, Kessler & Bartlett, Inc., 1971a, Aeromagnetic survey, Seward Peninsula, Candle (B-5), Alaska : Alaska Division of Geological & Geophysical Surveys Aeromagnetic Survey CAN-B5, 1 sheet, scale 1:63,360.

Lockwood, Kessler & Bartlett, Inc., 1971b, Aeromagnetic survey, Seward Peninsula, Candle (C-5), Alaska : Alaska Division of Geological & Geophysical Surveys Aeromagnetic Survey CAN-C5, 1 sheet, scale 1:63,360.

Miller, T.P., 1989, Contrasting plutonic rock suites of the Yukon-Koyukuk basin and the Ruby geanticline, Alaska: Journal of Geophysical Research, v. 94, p. 15969 – 15989.

Miller, T.P., 1994, Pre-Cenezoic plutonic rocks in mainland Alaska: in Plafker, G. and Berg, H.C., The geology of Alaska: in The geology of North America, V. G-1, pp 535 – 554.

Miller, T.P. and Johnson, B., 1978, An occurrence of Parsonite, a secondary uranium mineral, in alaskite of the Wheeler Creek pluton, Alaska: U.S. Geological Survey Open-File Report 78-315, 6p.

Murray, R.B., 2006, Summary report for the Kiwalik polymetallic property, Koyuk/Fairhaven Mining District, Alaska: Geologic Report KW05NI43-101, 41p.

Patton, W. W., Jr., Reconnaissance geology of the northern Yukon-Koyukuk province, Alaska: USGS Professional Paper 774-A, 17p.

Patton, W.W., Box, J.E., Jr., Moll-Stalcup, E.J., and Miller, T.P., 1994, Geology of west-central Alaska: in Plafker, G. and Berg, H.C., The geology of Alaska: in The geology of North America, V. G-1, pp 241 – 269.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic evolution of Alaska: in Plafker, G. and Berg, H.C., The geology of Alaska: in The geology of North America, V. G-1, pp 989 – 1021.

Silberling, N.J., Jones, D.L., Monger, J.W.H., Coney, P.J., Berg, H.C., and Plafker, G., 1994, Lithotectonic terrane map of Alaska and adjacent parts of Canada: in Plafker, G. and Berg, H.C., The geology of Alaska: in The geology of North America, V. G-1, plate 3.

Sillitoe, R.H., 1991, Epithermal models: genetic types, geometrical controls and shallow features: in Kirkham, R.V., Sinclair, W.D., Thorpe, R.I. and Duke, J.M., eds., Geological Association of Canada Special Paper 40, p. 403-417.

Sillitoe, R.H. and Sawkins, F.J., 1971, Geologic, mineralogic and fluid inclusion studies relating to the origin of copper-bearing tourmaline breccia pipes, Chile: Economic Geology, V. 66, p.1028-1041.

Till, A.B. and Dumoulin, J.A., 1994, Geology of Seward Peninsula: in Plafker, G. and Berg, H.C., The geology of Alaska: in The geology of North America, V. G-1, pp 141 – 152.

Patton, W.W., Jr., Wilson, F.H., Labay, K.A., and Shew, N., 2005, Reconnaissance geologic map of the Yukon-Koyukuk basin, Alaska: in Wilson, F.H., Layay, K.A., Shew, N., and Mohadjer, S., Preliminary Integrated Geologic Map Databases for the United States: USGS Open-File Report 2005-1341, USGS website: http://pubs.usgs.gov/of/2005/1341/

Wood, C.A., and Kienle, Juergen, (eds.), 1990, Volcanoes of North America: United States and Canada: New York, Cambridge University Press, 354 p.

Item 24: Date and Signature Page

This Report, entitled “Geologic Report on the Granite Mountain project, Koyuk Mining District, Candle B-5 and C-5 quadrangles, west-central Alaska” and dated March 20th, 2007, relating to the Granite Mountain property, was prepared and signed by the following author:

David D. Adams

David D. Adams, BS, MS, CPG-AIPG#7586, AA#221
December 20th , 2007
Fairbanks, Alaska

Effective Date of the Report: March 20th, 2007

The execution date is December 20th, 2007

CERTIFICATE OF AUTHOR

David D. Adams
Spectrum Resources Inc.
P.O. Box 81598, Fairbanks, Alaska 99708
Phone: 907-479-5066, Email: david.adams@acsalaska.net

I, DAVID D. ADAMS, Certified Professional Geologist #7586 HEREBY CERTIFY THAT:

1. I am currently employed as a Consulting Geologist as President of Spectrum Resources Inc, P.O. Box 81598, Fairbanks, Alaska, 99708, USA.

2. This certificate applies to the technical report entitled, “Geologic Report on the Granite Mountain property, Koyuk Mining District, Candle B-5 and C-5 quadrangles, west-central Alaska” and dated March 20, 2007 (the “Report”).

3. I am a graduate of the University of Texas – El Paso, with a B.S. degree in Geology (1977). I am also a graduate of the University of Alaska - Fairbanks with an M.S. degree in Economic Geology (1983).

4. I am a member of the American Institute of Professional Geologists (#7586), the Society of Economic Geologists, the Association for Mineral Exploration B.C., the Alaska Miners Association, and the Geological Society of America.

5. During 1977-78, and since 1986 to the date of this certificate, I have been actively employed in various capacities in the mining industry in numerous locations in Alaska and elsewhere in the United States. I have considerable experience related to exploration and evaluation of precious and base metal mineral properties, including preparation of technical geologic and preliminary assessment reports.

6. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional organization (as defined by NI43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI43-101.

7. I am responsible for the information contained within all sections of the report entitled “Geologic Report on the Granite Mountain property, Koyuk Mining District, Candle B-5 and C-5 quadrangles, west-central Alaska” and dated March 20, 2007 relating to the Granite Mountain property.

8. I visited the Granite Mountain property in August 2006 and spent a total of 5 field days evaluating the project.

9. I have had no prior involvement with the Granite Mountain property, which is the subject of the Report, prior to preparing this Report.

10. As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11. I am independent of the issuer, Linux Gold Corp., applying all of the tests in section 1.4 of NI43-101.

12. I have read NI43-101 and Form 43-101F1 and the Report has been prepared in compliance with that instrument and form.

13. I consent to the filing of the Report with any stock exchange and other regulatory authority and the publication by them, including publication of the Report in the public company files on their websites accessible by the public.

DATED in Fairbanks, Alaska this 20th day of December 2007.

Appendix 1. List and legal description of Granite Mountain project mining claims.

APPENDIX 1

276 contiguous state mining claims on the Kiwalik River, Peace River, and Cub Creek owned by Linux Gold Corporation and recorded in the Cape Nome Recording District. These claims are located in:
Township 1 North, Range 12 West, Sections 13, 14, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 35 & 36;
Township 1 South, Range 13 West, Sections 4, 5, 6, 7, 8, 9, 16, 17, 18, 20, 21, 28, 29, 32 & 33;
Township 1 North, Range 13 West, Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 14, 15, 17, 18, 19, 20, 21, 22, 23, 24, 26, 27, 28, 29, 30, 31, 32, 33 & 34;
Township 2 North, Range 13 West, Sections 26, 27, 28, 29, 30, 31, 32, 33, 34 & 35;
Township 1 South, Range 14 West, Sections 1, 2, & 12;
Township 1 North, Range 14 West, Sections 1, 12, 13, 24, 25, & 36; and
Township 2 North, Range 14 West, Sections 25 & 36
of the Kateel River Meridian.

ADL Number	Claim Name	Twp	Rng	Sxn	Qtr	Acres
648960	K1	1S	13W	7	SW	160
648961	K2	1S	13W	7	SE	160
648962	K3	1S	13W	8	SW	160
648963	K4	1S	13W	8	SE	160
648964	K5	1S	13W	9	SW	160
648965	K6	1S	13W	9	SE	160
648966	K7	1S	14W	12	NW	160
648967	K8	1S	14W	12	NE	160
648968	K9	1S	13W	7	NW	160
648969	K10	1S	13W	7	NE	160
648970	K11	1S	13W	8	NW	160
648971	K12	1S	13W	8	NE	160
648972	K13	1S	13W	9	NW	160
648973	K14	1S	13W	9	NE	160
648974	K15	1S	14W	2	SE	160
648975	K16	1S	14W	1	SW	160
648976	K17	1S	14W	1	SE	160
648977	K18	1S	13W	6	SW	160
648978	K19	1S	13W	6	SE	160
648979	K20	1S	13W	5	SW	160
648980	K21	1S	13W	5	SE	160
648981	K22	1S	13W	4	SW	160
648982	K23	1S	13W	4	SE	160
648983	K24	1S	14W	2	NE	160
648984	K25	1S	14W	1	NW	160
648985	K26	1S	14W	1	NE	160
648986	K27	1S	13W	6	NW	160
648987	K28	1S	13W	6	NE	160
648988	K29	1S	13W	5	NW	160

648989	K30	1S	13W	5	NE	160
648990	K31	1S	13W	4	NW	160
648991	K32	1S	13W	4	NE	160
648992	K33	1N	14W	36	SE	160
648993	K34	1N	13W	31	SW	160
648994	K35	1N	13W	31	SE	160
648995	K36	1N	13W	32	SW	160
648996	K37	1N	13W	32	SE	160
648997	K38	1N	13W	33	SW	160
648998	K39	1N	13W	33	SE	160
648999	K40	1N	13W	34	SW	160
649000	K41	1N	13W	34	SE	160
649001	K42	1N	14W	36	NE	160
649002	K43	1N	13W	31	NW	160
649003	K44	1N	13W	31	NE	160
649004	K45	1N	13W	32	NW	160
649005	K46	1N	13W	32	NE	160
649006	K47	1N	13W	33	NW	160
649007	K48	1N	13W	33	NE	160
649008	K49	1N	13W	34	NW	160
649009	K50	1N	13W	34	NE	160
649010	K51	1N	14W	25	SE	160
649011	K52	1N	13W	30	SW	160
649012	K53	1N	13W	30	SE	160
649013	K54	1N	13W	29	SW	160
649014	K55	1N	13W	29	SE	160
649015	K56	1N	13W	28	SW	160
649016	K57	1N	13W	28	SE	160
649017	K58	1N	13W	27	SW	160
649018	K59	1N	13W	27	SE	160
649019	K60	1N	13W	26	SW	160
649020	K61	1N	13W	26	SE	160
649021	K62	1N	14W	25	NE	160
649022	K63	1N	13W	30	NW	160
649023	K64	1N	13W	30	NE	160
649024	K65	1N	13W	29	NW	160
649025	K66	1N	13W	29	NE	160
649026	K67	1N	13W	28	NW	160
649027	K68	1N	13W	28	NE	160
649028	K69	1N	13W	27	NW	160
649029	K70	1N	13W	27	NE	160
649030	K71	1N	13W	26	NW	160
649031	K72	1N	13W	26	NE	160
649032	K73	1N	14W	24	SE	160
649033	K74	1N	13W	19	SW	160
649034	K75	1N	13W	19	SE	160

649035	K76	1N	13W	20	SW	160
649036	K77	1N	13W	20	SE	160
649037	K78	1N	13W	21	SW	160
649038	K79	1N	13W	21	SE	160
649039	K80	1N	13W	22	SW	160
649040	K81	1N	13W	22	SE	160
649041	K82	1N	13W	23	SW	160
649042	K83	1N	13W	23	SE	160
649043	K84	1N	14W	24	NE	160
649044	K85	1N	13W	19	NW	160
649045	K86	1N	13W	19	NE	160
649046	K87	1N	13W	20	NW	160
649047	K88	1N	13W	20	NE	160
649048	K89	1N	13W	21	NW	160
649049	K90	1N	13W	21	NE	160
649050	K91	1N	13W	22	NW	160
649051	K92	1N	13W	22	NE	160
649052	K93	1N	13W	23	NW	160
649053	K94	1N	13W	23	NE	160
649054	K95	1N	13W	15	SW	160
649055	K96	1N	13W	15	SE	160
649056	K97	1N	13W	15	NW	160
649057	K98	1N	13W	15	NE	160
649058	K99	1N	13W	8	SE	160
649059	K100	1N	13W	9	SW	160
649060	K101	1N	13W	9	SE	160
649061	K102	1N	13W	10	SW	160
649062	K103	1N	13W	10	SE	160
649063	K104	1N	13W	8	NE	160
649064	K105	1N	13W	9	NW	160
649065	K106	1N	13W	9	NE	160
649066	K107	1N	13W	10	NW	160
649067	K108	1N	13W	10	NE	160
649068	K109	1N	13W	5	SE	160
649069	K110	1N	13W	4	SW	160
649070	K111	1N	13W	5	NE	160
649071	K112	1N	13W	4	NW	160
649072	K113	2N	13W	32	SE	160
649073	K114	2N	13W	33	SW	160
649074	K115	2N	13W	32	NE	160
649075	K116	2N	13W	33	NW	160
649076	K117	2N	13W	29	SE	160
649077	K118	2N	13W	28	SW	160
649078	K119	2N	13W	29	NE	160
649079	K120	2N	13W	28	NW	160
649092	PR1	1N	12W	36	SE	160

649093	PR2	1N	12W	36	NE	160
649094	PR3	1N	12W	25	SE	160
649095	PR4	1N	12W	25	NE	160
649096	PR5	1N	12W	25	NW	160
649097	PR6	1N	12W	25	SW	160
649098	PR7	1N	12W	36	NW	160
649099	PR8	1N	12W	36	SW	160
649100	PR9	1N	12W	35	SE	160
649101	PR10	1N	12W	35	NE	160
649102	PR11	1N	12W	26	SE	160
649103	PR12	1N	12W	26	NE	160
649104	PR13	1N	12W	26	NW	160
649105	PR14	1N	12W	26	SW	160
649106	PR15	1N	12W	35	NW	160
649107	PR16	1N	12W	35	SW	160
655210	Cu Hill 1	1S	13W	18	NW	160
655211	Cu Hill 2	1S	13W	18	NE	160
655212	Cu Hill 3	1S	13W	17	NW	160
655213	Cu Hill 4	1S	13W	17	NE	160
655214	Cu Hill 5	1S	13W	16	NW	160
655215	Cu Hill 6	1S	13W	16	NE	160
655216	Cu Hill 7	1S	13W	18	SW	160
655217	Cu Hill 8	1S	13W	18	SE	160
655218	Cu Hill 9	1S	13W	17	SW	160
655219	Cu Hill 10	1S	13W	17	SE	160
655220	Cu Hill 11	1S	13W	16	SW	160
655221	Cu Hill 12	1S	13W	16	SE	160
655222	Cu Hill 13	1S	13W	20	NW	160
655223	Cu Hill 14	1S	13W	20	NE	160
655224	Cu Hill 15	1S	13W	21	NW	160
655225	Cu Hill 16	1S	13W	21	NE	160
655226	Cu Hill 17	1S	13W	20	SW	160
655227	Cu Hill 18	1S	13W	20	SE	160
655228	Cu Hill 19	1S	13W	21	SW	160
655229	Cu Hill 20	1S	13W	21	SE	160
655230	Cu Hill 21	1S	13W	29	NW	160
655231	Cu Hill 22	1S	13W	29	NE	160
655232	Cu Hill 23	1S	13W	28	NW	160
655233	Cu Hill 24	1S	13W	29	SW	160
655234	Cu Hill 25	1S	13W	29	SE	160
655235	Cu Hill 26	1S	13W	28	SW	160
655236	Cu Hill 27	1S	13W	32	NW	160
655237	Cu Hill 28	1S	13W	32	NE	160
655238	Cu Hill 29	1S	13W	33	NW	160
655239	Cu Hill 30	1S	13W	32	SW	160
655240	Cu Hill 31	1S	13W	32	SE	160

655241	Cu Hill 32	1S	13W	33	SW	160
655242	Cub 1	1N	12W	24	SE	160
655243	Cub 2	1N	12W	24	NE	160
655244	Cub 3	1N	12W	13	SE	160
655245	Cub 4	1N	12W	13	NE	160
655246	Cub 5	1N	12W	13	NW	160
655247	Cub 6	1N	12W	13	SW	160
655248	Cub 7	1N	12W	24	NW	160
655249	Cub 8	1N	12W	24	SW	160
655250	Cub 9	1N	12W	23	SE	160
655251	Cub 10	1N	12W	23	NE	160
655252	Cub 11	1N	12W	14	SE	160
655253	Cub 12	1N	12W	14	NE	160
655254	Cub 13	1N	12W	14	NW	160
655255	Cub 14	1N	12W	14	SW	160
655256	Cub 15	1N	12W	23	NW	160
655257	Cub 16	1N	12W	23	SW	160
655258	Cub X 1	1N	12W	27	NE	160
655259	Cub X 2	1N	12W	22	SE	160
655260	Cub X 3	1N	12W	22	NE	160
655261	Cub X 4	1N	12W	22	NW	160
655262	Cub X 5	1N	12W	22	SW	160
655263	Cub X 6	1N	12W	27	NW	160
655264	Cub X 7	1N	12W	28	NE	160
655265	Cub X 8	1N	12W	21	SE	160
655266	Cub X 9	1N	12W	21	NE	160
655267	Cub X 10	1N	12W	21	NW	160
655268	Cub X 11	1N	12W	20	NE	160
655269	Cub X 12	1N	12W	20	NW	160
655270	Cub X 13	1N	12W	19	NE	160
655271	Cub X 14	1N	12W	19	NW	160
655272	Cub X 15	1N	12W	24	NE	160
655273	Cub X 16	1N	13W	24	NW	160
655274	NQZ 1	1N	13W	14	SW	160
655275	NQZ 2	1N	13W	14	SE	160
655276	NQZ 3	1N	13W	11	NW	160
655277	NQZ 4	1N	13W	11	NE	160
655278	NQZ 5	1N	13W	4	SE	160
655279	NQZ 6	1N	13W	3	SW	160
655280	NQZ 7	1N	13W	3	SE	160
655281	NQZ 8	1N	13W	2	SW	160
655282	NQZ 9	1N	13W	2	SE	160
655283	NQZ 10	1N	13W	4	NE	160
655284	NQZ 11	1N	13W	3	NW	160
655285	NQZ 12	1N	13W	3	NE	160
655286	NQZ 13	1N	13W	2	NW	160

655287	NQZ 14	1N	13W	2	NE	160
655288	NQZ 15	2N	13W	33	SE	160
655289	NQZ 16	2N	13W	34	SW	160
655290	NQZ 17	2N	13W	34	SE	160
655291	NQZ 18	2N	13W	35	SW	160
655292	NQZ 19	2N	13W	35	SE	160
655293	NQZ 20	2N	13W	33	NE	160
655294	NQZ 21	2N	13W	34	NW	160
655295	NQZ 22	2N	13W	34	NE	160
655296	NQZ 23	2N	13W	35	NW	160
655297	NQZ 24	2N	13W	35	NE	160
655298	NQZ 25	2N	13W	28	SE	160
655299	NQZ 26	2N	13W	27	SW	160
655300	NQZ 27	2N	13W	27	SE	160
655301	NQZ 28	2N	13W	26	SW	160
655302	NQZ 29	2N	13W	26	SE	160
655303	NQZ 30	2N	13W	28	NE	160
655304	NQZ 31	2N	13W	27	NW	160
655305	NQZ 32	2N	13W	27	NE	160
655306	NQZ 33	2N	13W	26	NW	160
655307	NQZ 34	2N	13W	26	NE	160
6553308	WXRG1	1N	14W	13	SE	160
6553309	WXRG2	1N	13W	18	SW	160
6553310	WXRG3	1N	13W	18	SE	160
6553311	WXRG4	1N	13W	17	SW	160
6553312	WXRG5	1N	13W	17	SE	160
6553313	WXRG6	1N	14W	13	NE	160
6553314	WXRG7	1N	13W	18	NW	160
6553315	WXRG8	1N	13W	18	NE	160
6553316	WXRG9	1N	13W	17	NW	160
6553317	WXRG10	1N	13W	17	NE	160
6553318	WXRG11	1N	14W	12	SE	160
6553319	WXRG12	1N	13W	7	SW	160
6553320	WXRG13	1N	13W	7	SE	160
6553321	WXRG14	1N	13W	8	SW	160
6553322	WXRG15	1N	14W	12	NE	160
6553323	WXRG16	1N	13W	7	NW	160
6553324	WXRG17	1N	13W	7	NE	160
6553325	WXRG18	1N	13W	8	NW	160
6553326	WXRG19	1N	14W	1	SE	160
6553327	WXRG20	1N	13W	6	SW	160
6553328	WXRG21	1N	13W	6	SE	160
6553329	WXRG22	1N	13W	5	SW	160
6553330	WXRG23	1N	14W	1	NE	160
6553331	WXRG24	1N	13W	6	NW	160
6553332	WXRG25	1N	13W	6	NE	160

6553333	WXRG26	1N	13W	5	NW	160
6553334	WXRG27	2N	14W	36	SE	160
6553335	WXRG28	2N	13W	31	SW	160
6553336	WXRG29	2N	13W	31	SE	160
6553337	WXRG30	2N	13W	32	SW	160
6553338	WXRG31	2N	14W	36	NE	160
6553339	WXRG32	2N	13W	31	NW	160
6553340	WXRG33	2N	13W	31	NE	160
6553341	WXRG34	2N	13W	32	NW	160
6553342	WXRG35	2N	14W	25	SE	160
6553343	WXRG36	2N	13W	30	SW	160
6553344	WXRG37	2N	13W	30	SE	160
6553345	WXRG38	2N	13W	29	SW	160
6553346	WXRG39	2N	14W	25	NE	160
6553347	WXRG40	2N	13W	30	NW	160
6553348	WXRG41	2N	13W	30	NE	160
6553349	WXRG42	2N	13W	29	NW	160